Exhibit 99.1

Magna International Inc.

Second Quarter Report

2018

MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

Unless otherwise noted, all amounts in this Management’s Discussion and Analysis of Results of Operations and Financial Position (“MD&A”) are in U.S. dollars and all tabular amounts are in millions of U.S. dollars, except per share figures, which are in U.S. dollars. When we use the terms “we”, “us”, “our” or “Magna”, we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities, unless the context otherwise requires.

This MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended June 30, 2018 included in this Quarterly Report, and the audited consolidated financial statements and MD&A for the year ended December 31, 2017 included in our 2017 Annual Report to Shareholders.  The most recent updates to our accounting policies, including the impact of the adoption of Accounting Standards Codification 606 — Revenue from Contracts with Customers, can be found in Note 2 of our unaudited interim consolidated financial statements for the three months ended June 30, 2018.

We announced a realignment of our management structure along product lines in December 2017. As a result, effective January 1, 2018, our results are reported through the following business segments: Body Exteriors & Structures, Power & Vision, Seating Systems and Complete Vehicles. Prior period amounts contained in this MD&A have been adjusted to conform to the new segment presentation. Refer to Note 17 of our unaudited interim consolidated financial statements for the three months ended June 30, 2018 for additional information.

This MD&A contains statements that are forward looking. Refer to the “Forward-Looking Statements” section in this MD&A for a more detailed discussion of our use of forward-looking statements.

This MD&A has been prepared as at August 7, 2018.

USE OF NON-GAAP FINANCIAL MEASURES

In addition to results presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), this report includes the use of Adjusted EBIT, Adjusted EBIT as a percentage of sales, Adjusted diluted earnings per share, Return on Invested Capital and Return on Equity (collectively, the “Non-GAAP Measures”). We believe these non-GAAP financial measures provide additional information that is useful to investors in understanding our underlying performance and trends. Readers should be aware that Non-GAAP Measures have no standardized meaning under U.S. GAAP and accordingly may not be comparable to the calculation of similar measures by other companies. We believe that Return on Invested Capital and Return on Equity are useful to both management and investors in their analysis of our results of operations and reflect our ability to generate returns. Similarly, we believe that Adjusted EBIT, Adjusted EBIT as a percentage of sales and Adjusted diluted earnings per share provide useful information to our investors for measuring our operational performance as they exclude certain items that are not reflective of ongoing operating profit or loss and facilitate a comparison of our performance with prior periods. The presentation of any Non-GAAP Measures should not be considered in isolation or as a substitute for our related financial results prepared in accordance with U.S. GAAP. Non-GAAP financial measures are presented together with the most directly comparable GAAP financial measure, and a reconciliation to the most directly comparable GAAP financial measure, can be found in the “Non-GAAP Financial Measures Reconciliation” section of this MD&A.

HIGHLIGHTS

In the quarter ended June 30, 2018, we posted new second quarter records in sales, income from operations before income taxes, net income attributable to Magna, diluted earnings per share, Adjusted EBIT and Adjusted diluted earnings per share.

Total sales increased 12% to $10.28 billion, compared to global light vehicle production which increased 8% from the second quarter of 2017.  Our sales growth largely reflected the launch of new programs and the strengthening of a number of foreign currencies against the U.S. dollar.  Each of our operating segments reported increased sales.

Diluted earnings per share were $1.77, an increase of 23% over the second quarter of 2017.  The higher earnings reflected our higher sales, increased equity income, a gain on our private equity investments, a lower income tax rate due to tax reform in the U.S., and a reduced share count primarily as a result of share repurchases.

We returned $844 million to shareholders in the second quarter of 2018, including $729 million in share repurchases and $115 million in dividends.

In the second quarter we announced our intention to form two new joint ventures with Beijing Electric Vehicle Co. Ltd, a subsidiary of BAIC Group, for complete vehicle manufacturing as well as engineering of electric vehicles.  The engineering and manufacturing joint ventures are expected to take over an existing BAIC manufacturing facility in Zhenjiang, China, where the first production vehicles are planned for 2020. The plant has the capacity to build up to 180,000 vehicles per year.

Lastly, we announced on June 26, 2018 that we had signed an agreement to acquire OLSA S.p.A., which will expand our lighting capabilities to enable us to design, engineer and manufacture headlamps, tail lamps and other lighting products in every key region of the world.

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OVERVIEW

OUR BUSINESS(1)

We have more than 173,000 entrepreneurial-minded employees dedicated to delivering mobility solutions. We are a mobility technology company and one of the world’s largest automotive suppliers with 339 manufacturing operations and 89 product development, engineering and sales centres in 28 countries. Our competitive capabilities include body exteriors and structures, power and vision technologies, seating systems and complete vehicle solutions. Our common shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA). For further information about Magna, visit www.magna.com.

INDUSTRY TRENDS AND RISKS

Our operating results are primarily dependent upon the levels of North American, European and Chinese car and light truck production by our customers and the relative amount of content we have on various programs. Original equipment manufacturers’ (“OEMs”) production volumes in different regions may be impacted by factors which may vary from one region to the next, including but not limited to: general economic and political conditions; consumer confidence levels; interest rates; credit availability; energy and fuel prices; relative currency values; commodities prices; international conflicts; labour relations issues; regulatory requirements; trade agreements; infrastructure; legislative changes; and environmental emissions and safety standards. These factors together with other factors affecting our performance such as: market shifts; dependence on outsourcing; operational underperformance; product launch costs; customer pricing pressure; product quality and warranty risks; risks of conducting business through joint ventures; commodities and scrap prices; and other factors; are discussed in our Annual Information Form ("AIF") and Annual Report on Form 40-F ("Form 40-F"), each in respect of the year ended December 31, 2017, and remain substantially unchanged in respect of the second quarter ended June 30, 2018, except that:

•                  the imposition of new or higher tariffs by the U.S. on steel, aluminum and other imports from certain countries, together with retaliatory measures taken by affected countries, could directly or indirectly increase our input costs and adversely affect our profitability. Additionally, the potential imposition of new or higher tariffs on vehicles imported into the U.S., China or elsewhere could increase the cost of, and may reduce demand for, such vehicles, which could have a material adverse effect on our profitability;

•                  further escalation of international trade disputes could, among other things, weaken consumer confidence, reduce demand for and production of vehicles, disrupt global supply chains, distort commodity pricing, impair the ability of automotive suppliers and vehicle manufacturers to make efficient long-term investment decisions, create volatility in relative foreign exchange rates, and cause stock market volatility; and

•                  in addition to the market shift risks identified in our AIF/Form 40-F, shifts in consumer preferences may impact "take rates" for certain types of products we sell. Examples of such products include: manual and dual-clutch transmissions; all-wheel drive systems; power liftgates; active aerodynamics systems; advanced driver assistance systems; seating systems; and complete vehicles with certain option packages or option choices.  Where shifts in consumer preferences result in higher "take rates" for products that we do not sell, such as planetary or continuously variable transmissions, or for products we sell at a lower price and margin, such as cloth seats instead of leather seats, our profitability may be adversely affected. Changing "take rates" may also affect the assumptions on which we base our Outlook. For example, we have reduced our Outlook for Equity Income in 2018 and 2020 to reflect lower than previously forecast "take rates" for the manual transmissions supplied by some of our joint venture operations in China and Europe.

RESULTS OF OPERATIONS

AVERAGE FOREIGN EXCHANGE

	For the three months				For the six months
	ended June 30,				ended June 30,
	2018	2017	Change		2018	2017	Change

1 Canadian dollar equals U.S. dollars	0.775	0.744	+	4%	0.782	0.750	+	4%
1 euro equals U.S. dollars	1.193	1.101	+	8%	1.211	1.083	+	12%
1 Chinese renminbi equals U.S. dollars	0.157	0.146	+	8%	0.157	0.145	+	8%

The preceding table reflects the average foreign exchange rates between the most common currencies in which we conduct business and our U.S. dollar reporting currency. The changes in these foreign exchange rates for the three months ended June 30, 2018 and six months ended June 30, 2018 impacted the reported U.S. dollar amounts of our sales, expenses and income.

The results of operations for which the functional currency is not the U.S. dollar are translated into U.S. dollars using the average exchange rates in the table above for the relevant period. Throughout this MD&A, reference is made to the impact of translation of foreign operations on reported U.S. dollar amounts where relevant.

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LIGHT VEHICLE PRODUCTION VOLUMES

Our operating results are mostly dependent on light vehicle production in the regions reflected in the table below:

Light Vehicle Production Volumes (thousands of units)

	For the three months				For the six months
	ended June 30,				ended June 30,
	2018	2017	Change		2018	2017	Change

North America	4,442	4,456		—	8,856	8,990	-	1%
Europe	6,203	5,801	+	7%	12,215	11,700	+	4%
China	6,890	5,999	+	15%	13,655	12,763	+	7%

RESULTS OF OPERATIONS — FOR THE THREE MONTHS ENDED JUNE 30, 2018

SALES

Sales increased 12% or $1.14 billion to $10.28 billion for the second quarter of 2018 compared to $9.14 billion for the second quarter of 2017, primarily as a result of:

•                  the launch of new programs during or subsequent to the second quarter of 2017, in particular in our Body Exteriors & Structures and Complete Vehicles business; and

•                  a $359 million increase in reported U.S. dollar sales as a result of the strengthening of foreign currencies against the U.S. dollar, including the euro, Canadian dollar and Chinese Renminbi.

The changes in sales are discussed further in the “Segment Analysis” section of this MD&A.

COST OF GOODS SOLD

	For the three months
	ended June 30,
	2018	2017	Change
Cost of goods sold
Material	$6,331	$5,554	$777
Direct labour	766	666	100
Overhead	1,698	1,525	173
Cost of goods sold	$8,795	$7,745	$1,050

Cost of goods sold increased $1.05 billion to $8.80 billion for the second quarter of 2018 compared to $7.75 billion for the second quarter of 2017 primarily as a result of higher material, overhead and direct labour costs associated with the increase in sales. In addition, cost of goods sold increased due to a $318 million net increase in reported U.S. dollar cost of goods sold primarily due to the strengthening of the euro, Canadian dollar and Chinese renminbi, each against the U.S. dollar, higher launch costs and higher pre-operating costs incurred at new facilities.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization costs increased $38 million to $320 million for the second quarter of 2018 compared to $282 million for the second quarter of 2017. The higher depreciation and amortization was primarily a result of increased capital deployed at existing facilities mainly to support the launch of new programs subsequent to the second quarter of 2017 and a $13 million net increase in reported U.S. dollar depreciation and amortization mainly due to the strengthening of the euro against the U.S. dollar.

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SELLING, GENERAL AND ADMINISTRATIVE (“SG&A”)

SG&A expense as a percentage of sales was 4.2% for the second quarter of 2018 compared to 4.5% for the second quarter of 2017. SG&A expense increased $25 million to $434 million for the second quarter of 2018 compared to $409 million for the second quarter of 2017.  The 0.3% decrease in SG&A expense as a percentage of sales was primarily due to an increase in sales in our Complete Vehicles segment which has a lower SG&A expense as a percentage of sales than our consolidated average. The $25 million increase in SG&A expense was primarily due to:

•                  a general increase in SG&A costs to support the growth in sales;

•                  a $22 million unfavourable impact of higher foreign exchange losses in the second quarter of 2018 compared to foreign exchange gains in the second quarter of 2017 related to the re-measurement of net deferred tax assets that are maintained in a currency other than their functional currency;

•                  an $11 million net increase in the reported U.S. dollar SG&A expense primarily due to the strengthening of the euro against the U.S. dollar;

•                  a reduction in an indemnity receivable related to the acquisition of Getrag as a result of the favourable change in the reserve for uncertain tax provisions at a certain equity accounted Power & Vision facility (see “Equity Income” below);

•                  higher labour and benefit costs; and

•                  higher incentive and executive compensation.

These factors were partially offset by foreign exchange gains in the second quarter of 2018 compared to foreign exchange losses in the second quarter of 2017 and lower costs to support our global compliance programs as a result of the substantial completion of our global review focused on antitrust risk.

INTEREST EXPENSE, NET

During the second quarter of 2018, we recorded net interest expense of $23 million compared to $11 million for the second quarter of 2017. The $12 million increase is primarily as a result of interest income earned on favourable tax settlements during the second quarter of 2017, interest expense on the €600 million 1.500% fixed-rate Senior Notes issued on September 25, 2017 and higher interest expense due to the increase in borrowings on our U.S. commercial paper [the “U.S. Program”].

EQUITY INCOME

Equity income increased $18 million to $72 million for the second quarter of 2018 compared to $54 million for the second quarter of 2017, primarily due to:

•                  earnings on higher sales at certain Power & Vision equity-accounted operations, largely due to the launch of new business subsequent to the second quarter of 2017; and

•                  a favourable change in the reserve for uncertain tax positions at a certain Power & Vision facility.

These factors were partially offset by a write-down of inventory and receivables relating to one customer and higher warranty costs, both at a certain Power & Vision facility.

OTHER (INCOME) EXPENSE, NET

During the second quarter of 2018, we recorded an unrealized gain of $56 million ($53 million after tax) on the revaluation of our private equity investments.

During the second quarter of 2018, we recorded net restructuring charges of $12 million ($12 million after tax) at certain Power & Vision operations and $5 million ($5 million after tax) at a Body Exteriors & Structures operations. During the second quarter of 2017 we recorded net restructuring charges of $3 million ($3 million after tax) at a Power & Vision operation.

INCOME FROM OPERATIONS BEFORE INCOME TAXES

Income from operations before income taxes increased $75 million to $819 million for the second quarter of 2018 compared to $744 million for the second quarter of 2017. The increase in income from operations before income taxes is the result of a $1.14 billion increase in sales, a favourable $42 million increase in Other (income) expense, net and a $18 million increase in equity income partially offset by a $1.05 billion increase in cost of sales, a $38 million increase in depreciation and amortization, a $25 million increase in SG&A, and a $12 million increase in interest expense, net, each as discussed above.

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INCOME TAXES

	For the three months ended June 30,
	2018		2017

Income Taxes as reported	$183	22.3%	$183	24.6%
Tax effect on Other (Income) Expense, net	(3)	0.8	—	(0.1)
	$180	23.1%	$183	24.5%

Excluding Other (Income) Expense, net, after tax, the effective income tax rate decreased to 23.1% for the second quarter of 2018 compared to 24.5% for the second quarter of 2017 primarily due to a reduction in the U.S. federal statutory tax rate beginning in 2018 as a result of the tax reform in the U.S. Other items lowering the effective tax rate include:

•                  a reduction in losses not benefited in Europe and South America; and

•                  an increase in equity income.

These factors were partially offset by an increase in non-deductible losses related to the re-measurement of financial statement balances of foreign subsidiaries that are maintained in a currency other than their functional currency, and higher accrued tax on undistributed foreign earnings.

INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS

Income attributable to non-controlling interests decreased $3 million to $10 million for the second quarter of 2018 compared to $13 million for the second quarter of 2017.

NET INCOME ATTRIBUTABLE TO MAGNA INTERNATIONAL INC.

Net income attributable to Magna International Inc. increased $78 million to $626 million for the second quarter of 2018 compared to $548 million for the second quarter of 2017, as a result of an increase in income from operations before income taxes of $75 million and a decrease in income attributable to non-controlling interests of $3 million, each as discussed above.

EARNINGS PER SHARE

	For the three months
	ended June 30,
	2018	2017	Change
Earnings per Common Share
Basic	$1.78	$1.45	+	23%
Diluted	$1.77	$1.44	+	23%
Weighted average number of Common Shares outstanding (millions)
Basic	351.4	377.9	-	7%
Diluted	354.1	379.5	-	7%
Adjusted diluted earnings per share	$1.67	$1.45	+	15%

Diluted earnings per share increased $0.33 to $1.77 for the second quarter of 2018 compared to $1.44 for the second quarter of 2017 as a result of the increase in net income attributable to Magna International Inc. as discussed above and a decrease in the weighted average number of diluted shares outstanding during the second quarter of 2018. The decrease in the weighted average number of diluted shares outstanding was primarily due to the purchase and cancellation of Common Shares, during or subsequent to the second quarter of 2017, pursuant to our normal course issuer bids.

Other (income) expense, net, after tax, positively impacted diluted earnings per share by $0.10 for the second quarter of 2018 and negatively impacted diluted earnings per share by $0.01 for the second quarter of 2017, as discussed in the “Other (income) expense, net” section.

Adjusted diluted earnings per share, as reconciled in the “Non-GAAP Financial Measures Reconciliation” section, increased $0.22 to $1.67 for the second quarter of 2018 compared to $1.45 for the second quarter of 2017.

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NON-GAAP PERFORMANCE MEASURES - FOR THE THREE MONTHS ENDED JUNE 30, 2018

The following non-GAAP Measures should not be considered in isolation or as a substitute for the discussion of our related financial results prepared in accordance with U.S. GAAP. A reconciliation of the non-GAAP measures to the most directly comparable GAAP financial measure, can be found in the “Non-GAAP Financial Measures Reconciliation” section of this MD&A.

ADJUSTED EBIT AS A PERCENTAGE OF SALES

The table below shows the change in Magna’s Sales and Adjusted EBIT by segment and the impact each segment’s changes have on Magna’s Adjusted EBIT as a percentage of sales for the second quarter of 2018 compared to the second quarter of 2017:

			Adjusted EBIT
		Adjusted	as a percentage
	Sales	EBIT	of sales
Second quarter of 2017	$9,140	$758		8.3%
Increase (Decrease) related to:
Body Exteriors & Structures	442	48	+	0.1%
Power & Vision	305	33	+	0.1%
Seating Systems	57	(1)	-	0.1%
Complete Vehicles	411	(14)	-	0.5%
Corporate and Other	(75)	(21)	-	0.1%
Second quarter of 2018	$10,280	$803		7.8%

Adjusted EBIT as a percentage of sales decreased 0.5% to 7.8% for the second quarter of 2018 compared to 8.3% for the second quarter of 2017 primarily as a result of an increase in the proportion of sales generated in our Complete Vehicles segment relative to total sales, which have a lower margin than our consolidated average. Other items decreasing Adjusted EBIT as a percentage of sales include:

•                  higher launch costs, primarily in our Body Exteriors & Structures and Complete Vehicles segments;

•                  foreign exchange losses in the second quarter of 2018 compared to foreign exchange gains in the second quarter of 2017 related to the re-measurement of net deferred tax assets that are maintained in a currency other than their functional currency;

•                  spending associated with electrification and autonomy; and

•                  a fire at a Tier 1 supplier in North America during the second quarter of 2018 which disrupted vehicle production, resulting in lower sales and earnings.

These factors were partially offset by:

•                  foreign exchange gains in the second quarter of 2018 compared to foreign exchange losses in the second quarter of 2017;

•                  higher equity income; and

•                  productivity and efficiency improvements at certain Body Exteriors & Structures facilities.

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RETURN ON INVESTED CAPITAL

Return on Invested Capital increased 0.3% to 16.0% for the second quarter of 2018 compared to 15.7% for the second quarter of 2017, primarily as a result of an increase in After-tax operating profits partially offset by higher Average Invested Capital.

After-tax operating profits increased primarily as a result of higher sales, a favourable increase in Other (Income) Expense, net and higher equity income partially offset by higher cost of goods sold, depreciation and amortization, and SG&A, each as discussed above.

Average Invested Capital increased $1.83 billion to $16.32 billion for the second quarter of 2018 compared to $14.49 billion for the second quarter of 2017 primarily due to:

•                  the strengthening of the euro, Chinese renminbi and Canadian dollar, each against the U.S. dollar;

•                  an increase in our investment in fixed assets to refurbish or replace assets consumed in the normal course of business and for manufacturing equipment for programs that will be launching subsequent to the second quarter of 2018;

•                  an increase in working capital; and

•                  our investment in Lyft, Inc. (“Lyft”) equity during the second quarter of 2018.

RETURN ON EQUITY

Return on Equity was 20.9% for the second quarter of 2018, compared to 19.9% for the second quarter of 2017. Excluding a 0.1% unfavourable impact of foreign exchange, Return on Equity was higher as net income attributable to Magna increased at a higher rate than the increase in Average Shareholders’ Equity.

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SEGMENT ANALYSIS

We are a global automotive supplier which has complete vehicle engineering and contract manufacturing expertise, as well as product capabilities including body, chassis, exterior, seating, powertrain, advanced driver assistance, electronics, vision, mechatronics and roof systems. Magna also has electronic and software capabilities across many of these areas.

Our business is managed under operating segments which have been determined on the basis of technological opportunities, product similarities, as well as market and operating factors. Our internal financial reporting is aligned with the way our business is managed. Accordingly, we report key internal operating performance measures for Body Exteriors & Structures, Power & Vision, Seating Systems, and Complete Vehicles for presentation to the chief operating decision maker to use in the assessment of operating performance, allocation of resources, and to help plan our long-term strategic direction and future global growth.

Our chief operating decision maker uses Adjusted EBIT as the measure of segment profit or loss, since we believe Adjusted EBIT is the most appropriate measure of operational profitability or loss for our reportable segments.  Adjusted EBIT has been reconciled in the “Non-GAAP Financial Measures Reconciliation” section included in this MD&A.

	For the three months ended June 30,
	Sales			Adjusted EBIT
	2018	2017	Change	2018	2017	Change

Body Exteriors & Structures	$4,551	$4,109	$442	$385	$337	$48
Power & Vision	3,197	2,892	305	299	266	33
Seating Systems	1,424	1,367	57	116	117	(1)
Complete Vehicles	1,280	869	411	1	15	(14)
Corporate and Other	(172)	(97)	(75)	2	23	(21)
Total reportable segments	$10,280	$9,140	$1,140	$803	$758	$45

BODY EXTERIORS & STRUCTURES

	For the three months
	ended June 30,
	2018	2017	Change

Sales	$4,551	$4,109	$442	+	11%
Adjusted EBIT	$385	$337	$48	+	14%
Adjusted EBIT as a percentage of sales	8.5%	8.2%		+	0.3%

Sales — Body Exteriors & Structures

Sales for Body Exteriors & Structures increased 11% or $442 million to $4.55 billion for the second quarter of 2018 compared to $4.11 billion for the second quarter of 2017, primarily as a result of:

•                  the launch of new programs during or subsequent to the second quarter of 2018, including the:

•                  Jeep Cherokee;

•                  Chevrolet Traverse and Buick Enclave;

•                  Chevrolet Equinox and GMC Terrain; and

•                  Jeep Wrangler; and

•                  a $124 million increase in reported U.S. dollar sales primarily as a result of the strengthening of the euro, Canadian dollar, and Chinese renminbi, each against the U.S. dollar.

These factors were partially offset by:

•                  the impact of a change in production volumes on other programs; and

•                  net customer price concessions subsequent to the second quarter of 2017.

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Adjusted EBIT — Body Exteriors & Structures

Adjusted EBIT for Body Exteriors & Structures increased $48 million to $385 million for the second quarter of 2018 compared to $337 million for the second quarter of 2017 primarily as a result of:

•                  earnings on higher sales;

•                  productivity and efficiency improvements at certain Body Exteriors & Structures facilities;

•                  foreign exchange gains in the second quarter of 2018 compared to foreign exchange losses in the second quarter of 2017;

•                  an $11 million increase in reported U.S. dollar Adjusted EBIT primarily due to the strengthening of the Canadian dollar, euro and Chinese renminbi, each against the U.S. dollar; and

•                  higher scrap steel recoveries in excess of higher net commodity costs.

These factors were partially offset by:

•                  higher launch costs;

•                  a fire at a Tier 1 supplier in North America during the second quarter of 2018 which disrupted vehicle production, resulting in lower sales and earnings; and

•                  net customer price concessions subsequent to the second quarter of 2017.

Adjusted EBIT as a percentage of sales for Body Exteriors & Structures increased 0.3% to 8.5% for the second quarter of 2018 compared to 8.2% for the second quarter of 2017 primarily as a result of:

•                  productivity and efficiency improvements at certain Body Exteriors & Structures facilities;

•                  foreign exchange gains in the second quarter of 2018 compared to foreign exchange losses in the second quarter of 2017; and

•                  higher scrap steel recoveries.

These factors were partially offset by:

•                  higher launch costs; and

•                  a fire at a Tier 1 supplier in North America during the second quarter of 2018 which disrupted vehicle production, resulting in lower sales and earnings.

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POWER & VISION

	For the three months
	ended June 30,
	2018	2017	Change
Sales	$3,197	$2,892	$305	+	11%
Adjusted EBIT	$299	$266	$33	+	12%
Adjusted EBIT as a percentage of sales	9.4%	9.2%		+	0.2%

Sales — Power & Vision

Sales for Power & Vision increased 11% or $305 million to $3.20 billion for the second quarter of 2018 compared to $2.89 billion for the second quarter of 2017, primarily as a result of:

•                  the launch of new programs during or subsequent to the second quarter of 2017, including the;

•                  Audi A6;

•                  Chevrolet Traverse and Buick Enclave; and

•                  Jeep Wrangler; and

•                  a $144 million increase in reported U.S. dollar sales as a result of the strengthening of foreign currencies against the U.S. dollar, including the euro, Chinese renminbi and Canadian dollar each against the U.S. dollar.

These factors were partially offset by a divestiture subsequent to the second quarter of 2017 which negatively impacted sales by $12 million and net customer price concessions subsequent to the second quarter of 2017.

Adjusted EBIT — Power & Vision

Adjusted EBIT for Power & Vision increased $33 million to $299 million for the second quarter of 2018 compared to $266 million for the second quarter of 2017 primarily as a result of:

•                  earnings on higher sales;

•                  foreign exchange gains in the second quarter of 2018 compared to foreign exchange losses in the second quarter of 2017;

•                  an $11 million increase in reported U.S. dollar Adjusted EBIT primarily due to the strengthening of the euro, Chinese renminbi, and Canadian dollar, each against the U.S. dollar; and

•                  higher equity income of $10 million.

These factors were partially offset by:

•                  spending associated with electrification and autonomy;

•                  a reduction in an indemnity receivable related to the acquisition of Getrag as a result of the favourable change in the reserve for uncertain tax provisions at a certain equity accounted Power & Vision facility;

•                  higher warranty costs of $9 million; and

•                  a fire at a Tier 1 supplier in North America during the second quarter of 2018 which disrupted vehicle production, resulting in lower sales and earnings.

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Equity income was $10 million higher due to earnings on higher sales at certain equity-accounted operations, largely due to the launch of new business subsequent to the second quarter of 2017 and a favourable change in the reserve for uncertain tax positions at a certain facility partially offset by a write-down of inventory and receivables relating to one customer and higher warranty costs, both at a certain facility.

Adjusted EBIT as a percentage of sales for Power & Vision increased 0.2% to 9.4% for the second quarter of 2018 compared to 9.2% for the second quarter of 2017 primarily as a result of:

•                  foreign exchange gains in the second quarter of 2018 compared to foreign exchange losses in the second quarter of 2017; and

•                  higher equity income.

These factors were partially offset by:

•                  spending associated with electrification and autonomy;

•                  a reduction in an indemnity receivable related to the acquisition of Getrag as a result of the favourable change in the reserve for uncertain tax provisions at a certain equity accounted Power & Vision facility; and

•                  higher warranty costs.

SEATING SYSTEMS

	For the three months
	ended June 30,
	2018	2017	Change
Sales	$1,424	$1,367	$57	+	4%
Adjusted EBIT	$116	$117	$(1)	-	1%
Adjusted EBIT as a percentage of sales	8.1%	8.6%		-	0.5%

Sales — Seating Systems

Sales in Seating Systems increased 4% or $57 million to $1.42 billion for the second quarter of 2018 compared to $1.37 billion for the second quarter of 2017, primarily as a result of:

•                  the launch of new programs during or subsequent to the second quarter of 2017, including the;

•                  Ford Expedition and Lincoln Navigator;

•                  Lynk & Co 01 and 02; and

•                  Ford Fiesta; and

•                  a $5 million increase in reported U.S. dollar sales as a result of the strengthening of certain foreign currencies against the U.S. dollar, including the euro and Canadian dollar partially offset by the weakening of certain foreign currencies against the U.S. dollar, including the Argentine peso and Turkish lira.

These factors were partially offset by:

•                  the end of production on certain programs;

•                  the impact of a change in production volumes on other programs;

•                  a divestiture subsequent to the second quarter of 2017 which negatively impacted sales by $16 million; and

•                  net customer price concessions subsequent to the second quarter of 2017.

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Adjusted EBIT — Seating Systems

Adjusted EBIT for Seating Systems decreased $1 million to $116 million for the second quarter of 2018 compared to $117 million for the second quarter of 2017 primarily as a result of:

•                  higher pre-operating costs incurred at new facilities; and

•                  a fire at a Tier 1 supplier in North America during the second quarter of 2018 which disrupted vehicle production, resulting in lower sales and earnings.

These factors were partially offset by:

•                  earnings on higher sales;

•                  higher equity income of $6 million primarily due to an acquisition subsequent to the second quarter of 2017; and

•                  foreign exchange gains in the second quarter of 2018 compared to foreign exchange losses in the second quarter of 2017.

Adjusted EBIT as a percentage of sales for Seating Systems decreased 0.5% to 8.1% for the second quarter of 2018 compared to 8.6% for the second quarter of 2017 primarily as a result of higher pre-operating costs incurred at new facilities.

This factor was partially offset by:

•                  higher equity income primarily due to an acquisition subsequent to the second quarter of 2017; and

•                  foreign exchange gains in the second quarter of 2018 compared to foreign exchange losses in the second quarter of 2017.

COMPLETE VEHICLES

	For the three months
	ended June 30,
	2018	2017	Change
Complete Vehicle Assembly Volumes (thousands of units)(1)	33.5	21.3	12.2	+	57%
Sales	$1,280	$869	$411	+	47%
Adjusted EBIT	$1	$15	$(14)	-	93%
Adjusted EBIT as a percentage of sales	0.1%	1.7%		-	1.6%

(i)   Vehicles produced at our Complete Vehicle operations are included in Europe Light Vehicle Production volumes.

12     Magna International Inc. Second Quarter Report 2018

Sales — Complete Vehicles

Sales increased 47% or $411 million to $1.28 billion for the second quarter of 2018 compared to $869 million for the second quarter of 2017 and assembly volumes increased 57% or 12.2 thousand units.

The increase in Complete Vehicle sales is primarily due to:

•                  the launch of the Jaguar E-Pace program which started production during the third quarter of 2017;

•                  a $99 million increase in reported U.S. dollar sales as a result of the strengthening of the euro against the U.S. dollar; and

•                  the launch of the Jaguar I-Pace program which started production during the first quarter of 2018.

These factors were partially offset by the impact of lower volumes due to the launch of the new Mercedes-Benz G-Class.

Adjusted EBIT — Complete Vehicles

Adjusted EBIT for Complete Vehicles decreased $14 million to $1 million for the second quarter of 2018 compared to $15 million for the second quarter of 2017 primarily as a result of:

•                  reduced earnings from lower sales as a result of the launch of the new Mercedes-Benz G-Class; and

•                  higher launch and other costs relating to the Mercedes-Benz G-Class and Jaguar I-Pace.

These factors were partially offset by earnings on higher sales of the Jaguar E-Pace and BMW 5-Series.

Adjusted EBIT as a percentage of sales for Complete Vehicles decreased 1.6% to 0.1% for the second quarter of 2018 compared to 1.7% for the second quarter of 2017 primarily as a result of:

•                  reduced earnings from lower sales as a result of the launch of the new Mercedes-Benz G-Class; and

•                  higher launch and other costs relating to the Mercedes-Benz G-Class and Jaguar I-Pace.

These factors were partially offset by higher margins earned on higher sales of the Jaguar E-Pace and BMW 5-Series.

CORPORATE AND OTHER

Adjusted EBIT in Corporate and Other decreased $21 million to $2 million for the second quarter of 2018 compared to $23 million for the second quarter of 2017, primarily due to a $22 million unfavourable impact of foreign exchange losses in the second quarter of 2018 compared to foreign exchange gains in the second quarter of 2017 related to the re-measurement of net deferred tax assets that are maintained in a currency other than their functional currency partially offset by lower costs to support our global compliance programs as a result of the substantial completion of our global review focused on antitrust risk.

Magna International Inc. Second Quarter Report 2018    13

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

CASH FLOW FROM OPERATIONS

	For the three months
	ended June 30,
	2018	2017	Change
Net income	$636	$561
Items not involving current cash flows	303	373
	939	934	$5
Changes in operating assets and liabilities	(472)	(376)	(96)
Cash provided from operating activities	$467	$558	$(91)

Cash provided from operating activities decreased $91 million for the second quarter of 2018 compared to the second quarter of 2017 primarily as a result of:

•                  a $1.07 billion increase in cash paid for material and overhead;

•                  a $185 million increase in cash paid for labour; and

•                  lower dividends received from equity investments of $89 million.

These factors were partially offset by:

•                  a $1.21 billion increase in cash received from customers; and

•                  a $52 million decrease in cash paid for taxes.

CAPITAL AND INVESTING SPENDING

	For the three months
	ended June 30,
	2018	2017	Change
Fixed asset additions	$(379)	$(421)
Investments, other assets and intangible assets	(103)	(143)
Fixed assets, investments, other assets and intangible assets additions	(482)	(564)
Investment in Lyft, Inc.	(200)	—
Acquisition	4	—
Proceeds from disposition	48	14
Cash used for investing activities	$(630)	$(550)	$(80)

Fixed assets, investments, other assets and intangible assets additions

In the second quarter of 2018, we invested $379 million in fixed assets. While investments were made to refurbish or replace assets consumed in the normal course of business and for productivity improvements, a large portion of the investment in the second quarter of 2018 was for manufacturing equipment and buildings for programs that will be launching subsequent to the second quarter of 2018. In addition, we invested $95 million in other assets related primarily to fully reimbursable tooling, planning, and engineering costs for programs that launched during the second quarter of 2018 or will be launching subsequent to the second quarter of 2018, and we invested a further $8 million in equity-accounted investments.

14     Magna International Inc. Second Quarter Report 2018

Investment in Lyft, Inc.

In the second quarter of 2018, we invested $200 million in Lyft as part of a multi-year collaboration to jointly fund, develop and manufacture self-driving systems with Lyft.

Proceeds from disposition

In the second quarter of 2018, the $48 million of proceeds related to normal course fixed and other asset disposals.

FINANCING

	For the three months
	ended June 30,
	2018	2017	Change
Issues of debt	$15	$18
Increase in short-term borrowings	893	349
Repayments of debt	(22)	(54)
Issue of Common Shares on exercise of stock options	41	5
Repurchase of Common Shares	(729)	(383)
Shares repurchased for tax withholdings on vesting of equity awards	(2)	—
Contributions to subsidiaries by non-controlling interests	4	10
Dividends paid to non-controlling interest	(30)	(7)
Dividends paid	(115)	(101)
Cash used for financing activities	$55	$(163)	$(108)

The increase in short-term borrowings relates primarily to a $763 million increase in the U.S. Program and a $58 million increase in euro-commercial paper [the “euro-Program”] during the second quarter of 2018.

Repurchases of Common Shares during the second quarter of 2018 are related to 11.67 million Common Shares repurchased for aggregate cash consideration of $729 million.

Cash dividends paid per Common Share were $0.330 for the second quarter of 2018, for a total of $115 million compared to cash dividends paid per Common Share of $0.275 for the second quarter of 2017, for a total of $101 million.

FINANCING RESOURCES

	As at	As at
	June 30,	December 31,
	2018	2017	Change
Liabilities
Short-term borrowings	$1,123	$259
Long-term debt due within one year	120	108
Long-term debt	3,115	3,195
	4,358	3,562	$796
Non-controlling interests	498	502	(4)
Shareholders’ equity	11,150	11,210	(60)
Total capitalization	$16,006	$15,274	$732

Total capitalization increased by $732 million to $16.01 billion as at June 30, 2018 compared to $15.27 billion at December 31, 2017, primarily as a result of a $796 million increase in liabilities partially offset by a $60 million decrease in shareholders’ equity and a $4 million decrease in non-controlling interests.

The increase in liabilities relates primarily to a $768 million increase in the U.S. Program and a $34 million increase in the euro-Program during the first six months of 2018.

Magna International Inc. Second Quarter Report 2018    15

The decrease in shareholders’ equity was primarily as a result of:

•                  the $832 million repurchase and cancellation of 13.53 million Common Shares during the first six months of 2018;

•                  a $276 million net unrealized loss on translation of our net investment in foreign operations whose functional currency is not U.S. dollars;

•                  the $233 million of dividends paid during the first six months of 2018; and

•                  a $74 million net unrealized loss on cash flow hedges.

These factors were partially offset $1.31 billion of net income earned in the first six months of 2018.

The decrease in non-controlling interest was primarily as a result of the decrease in income attributable to non-controlling interests in the first six months of 2018.

CASH RESOURCES

During the second quarter of 2018, our cash resources including restricted cash equivalents decreased by $139 million to $746 million primarily as a result of the cash used for investing and financing activities, partially offset by the cash provided from operating activities, as discussed above. In addition to our cash resources at June 30, 2018, we had term and operating lines of credit totalling $2.99 billion, of which $1.69 billion was unused and available.

The Company maintains a revolving credit facility of $2.75 billion with a maturity date of June 22, 2023. The facility includes a $200 million Asian tranche, a $100 million Mexican tranche and a tranche for Canada, U.S. and Europe, which is fully transferable between jurisdictions and can be drawn in U.S. dollars, Canadian dollars or euros.

MAXIMUM NUMBER OF SHARES ISSUABLE

The following table presents the maximum number of shares that would be outstanding if all of the outstanding options at August 7, 2018 were exercised:

Common Shares	341,966,176
Stock options (i)	8,160,722
350,126,898

(i)            Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to our stock option plans.

CONTRACTUAL OBLIGATIONS AND OFF-BALANCE SHEET FINANCING

There have been no material changes with respect to the contractual obligations requiring annual payments during the second quarter of 2018 that are outside the ordinary course of our business. Refer to our MD&A included in our 2017 Annual Report.

16     Magna International Inc. Second Quarter Report 2018

RESULTS OF OPERATIONS — FOR THE SIX MONTHS ENDED JUNE 30, 2018

	For the six months ended June 30,
	Sales			Adjusted EBIT
	2018	2017	Change	2018	2017	Change

Body Exteriors & Structures	$9,170	$8,276	$894	$725	$686	$39
Power & Vision	6,387	5,855	532	657	594	63
Seating Systems	2,894	2,702	192	246	233	13
Complete Vehicles	2,940	1,396	1,544	20	21	(1)
Corporate and Other	(319)	(189)	(130)	30	42	(12)
Total reportable segments	$21,072	$18,040	$3,032	$1,678	$1,576	$102

BODY EXTERIORS & STRUCTURES

	For the six months
	ended June 30,
	2018	2017	Change
Sales	$9,170	$8,276	$894	+	11%
Adjusted EBIT	$725	$686	$39	+	6%
Adjusted EBIT as a percentage of sales	7.9%	8.3%		-	0.4%

Sales — Body Exteriors & Structures

Sales for Body Exteriors & Structures increased 11% or $894 million to $9.17 billion for the six months ended June 30, 2018 compared to $8.28 billion for the six months ended June 30, 2017, primarily as a result of:

•                  the launch of new programs during or subsequent to the six months ended June 30, 2017, including the:

•                  Jeep Cherokee;

•                  Chevrolet Equinox and GMC Terrain;

•                  Jeep Compass; and

•                  Jeep Wrangler; and

•                  a $345 million increase in reported U.S. dollar sales primarily as a result of the strengthening of the euro, Canadian dollar, Chinese renminbi and British pound, each against the U.S. dollar.

These factors were partially offset by:

•                  the impact of a change in production volumes on other programs; and

•                  net customer price concessions subsequent to the six months ended June 30, 2017.

Magna International Inc. Second Quarter Report 2018    17

Adjusted EBIT — Body Exteriors & Structures

Adjusted EBIT for Body Exteriors & Structures increased $39 million to $725 million for the six months ended June 30, 2018 compared to $686 million for the six months ended June 30, 2017 primarily as a result of:

•                  earnings on higher sales;

•                  foreign exchange gains in the six months ended June 30, 2018 compared to foreign exchange losses in the six months ended June 30, 2017;

•                  a $20 million increase in reported U.S. dollar Adjusted EBIT primarily due to the strengthening of the Canadian dollar, euro and Chinese renminbi, each against the U.S. dollar; and

•                  higher scrap steel recoveries in excess of higher net commodity costs.

These factors were partially offset by:

•                  higher launch costs;

•                  a fire at a Tier 1 supplier in North America during the second quarter of 2018 which disrupted vehicle production, resulting in lower sales and earnings; and

•                  net customer price concessions subsequent to the second quarter of 2017.

Adjusted EBIT as a percentage of sales for Body Exteriors & Structures decreased 0.4% to 7.9% for the six months ended June 30, 2018 compared to 8.3% for the six months ended June 30, 2017 primarily as a result of:

•                  higher launch costs; and

•                  an unfavourable impact of foreign exchange movements against the U.S. dollar primarily due to higher euro denominated sales at margins lower than our consolidated Body Exteriors & Structures average.

These factors were partially offset by:

•                  foreign exchange gains in the six months ended June 30, 2018 compared to foreign exchange losses in the six months ended June 30, 2017;

•                  higher scrap steel recoveries in excess of higher commodity costs.

18    Magna International Inc. Second Quarter Report 2018

POWER & VISION

	For the six months
	ended June 30,
	2018	2017	Change
Sales	$6,387	$5,855	$532	+	9%
Adjusted EBIT	$657	$594	$63	+	11%
Adjusted EBIT as a percentage of sales	10.3%	10.1%		+	0.2%

Sales — Power & Vision

Sales for Power & Vision increased 9% or $532 million to $6.39 billion for the six months ended June 30, 2018 compared to $5.86 billion for the six months ended June 30, 2017, primarily as a result of:

•                  a $366 million increase in reported U.S. dollar sales as a result of the strengthening of foreign currencies against the U.S. dollar, including the euro, Chinese renminbi and Canadian dollar each against the U.S. dollar; and

•                  the launch of new programs during or subsequent to the six months ended June 30, 2017, including the;

•                  Jeep Wrangler;

•                  Buick Enclave and Chevrolet Traverse;

•                  Audi A6; and

•                  Volkswagen Tiguan.

These factors were partially offset by net customer price concessions subsequent to the six months ended June 30, 2017.

Adjusted EBIT — Power & Vision

Adjusted EBIT for Power & Vision increased $63 million to $657 million for the six months ended June 30, 2018 compared to $594 million for the six months ended June 30, 2017 primarily as a result of:

•                  a $33 million increase in reported U.S. dollar Adjusted EBIT primarily due to the strengthening of the euro, Chinese renminbi, and Canadian dollar, each against the U.S. dollar;

•                  foreign exchange gains in the six months ended June 30, 2018 compared to foreign exchange losses in the six months ended June 30, 2017;

•                  a favourable settlement reached during the first quarter of 2018 relating to the acquisition of Getrag;

•                  higher equity income of $21; and

•                  earnings on higher sales.

These factors were partially offset by:

•                  spending associated with electrification and autonomy;

•                  higher warranty costs of $28 million;

•                  net favourable commercial settlements during the six months ended June 30, 2017;

•                  a reduction in an indemnity receivable related to the acquisition of Getrag; and

•                  net customer price concessions subsequent to the six months ended June 30, 2017.

Magna International Inc. Second Quarter Report 2018    19

Equity income is $21 million higher due to earnings on higher sales at certain equity-accounted operations, largely due to the launch of new business subsequent to the six months ended June 30, 2017 and a favourable change in the reserve for uncertain tax position at a certain facility partially offset by a write-down of inventory and receivables relating to one customer and higher warranty costs, both at a certain facility and losses at a joint-venture formed in the first quarter of 2018.

Adjusted EBIT as a percentage of sales for Power & Vision increased 0.2% to 10.3% for the six months ended June 30, 2018 compared to 10.1% for the six months ended June 30, 2017 primarily as a result of:

•                  foreign exchange gains in the six months ended June 30, 2018 compared to foreign exchange losses in the six months ended June 30, 2017;

•                  a favourable settlement reached during the first quarter of 2018 relating to the acquisition of Getrag; and

•                  higher equity income.

These factors were partially offset by:

•                  spending associated with electrification and autonomy;

•                  higher warranty costs;

•                  net favourable commercial settlements during the six months ended June 30, 2017; and

•                  a reduction in an indemnity receivable related to the acquisition of Getrag.

SEATING SYSTEMS

	For the six months
	ended June 30,
	2018	2017	Change
Sales	$2,894	$2,702	$192	+	7%
Adjusted EBIT	$246	$233	$13	+	6%
Adjusted EBIT as a percentage of sales	8.5%	8.6%		-	0.1%

Sales — Seating Systems

Sales in Seating Systems increased 7% or $192 million to $2.89 billion for the six months ended June 30, 2018 compared to $2.70 billion for the six months ended June 30, 2017, primarily as a result of:

•                  the launch of new programs during or subsequent to the six months ended June 30, 2017, including the;

•                  Ford Expedition and Lincoln Navigator;

•                  Lynk & Co 01 and 02; and

•                  Ford Fiesta; and

•                  a $51 million increase in reported U.S. dollar sales as a result of the strengthening of certain foreign currencies against the U.S. dollar, including the euro and Canadian dollar partially offset by the weakening of certain foreign currencies against the U.S. dollar, including the Argentine peso and Turkish lira.

These factors were partially offset by:

•                  the end of production on certain programs;

•                  a divestiture subsequent to the six months ended June 30, 2017 which negatively impacted sales by $31 million; and

•                  net customer price concessions subsequent to the six months ended June 30, 2017.

20    Magna International Inc. Second Quarter Report 2018

Adjusted EBIT — Seating Systems

Adjusted EBIT for Seating Systems increased $13 million to $246 million for the six months ended June 30, 2018 compared to $233 million for the six months ended June 30, 2017 primarily as a result of:

•                  earnings on higher sales;

•                  foreign exchange gains in the six months ended June 30, 2018 compared to foreign exchange losses in the six months ended June 30, 2017; and

•                  higher equity income of $8 million primarily due to an acquisition subsequent to the six months ended June 30, 2017.

These factors were partially offset by higher pre-operating costs incurred at new facilities.

Adjusted EBIT as a percentage of sales for Seating Systems decreased 0.1% to 8.5% for the six months ended June 30, 2018 compared to 8.6% for the six months ended June 30, 2017 primarily as a result of higher pre-operating costs incurred at new facilities partially offset by foreign exchange gains in the six months ended June 30, 2018 compared to foreign exchange losses in the six months ended June 30, 2017 and higher equity income of $8 million primarily due to an acquisition subsequent to the six months ended June 30, 2017.

COMPLETE VEHICLES

	For the six months
	ended June 30,
	2018	2017	Change
Complete Vehicle Assembly Volumes (thousands of units)(1)	74.4	29.5	44.9	+	152%
Sales	$2,940	$1,396	$1,544	+	111%
Adjusted EBIT	$20	$21	$(1)	-	5%
Adjusted EBIT as a percentage of sales	0.7%	1.5%		-	0.8%

(i)        Vehicles produced at our Complete Vehicle operations are included in Europe Light Vehicle Production volumes.

Magna International Inc. Second Quarter Report 2018    21

Sales — Complete Vehicles

Sales increased 111% or $1.54 billion to $2.94 billion for the six months ended June 30, 2018 compared to $1.40 billion for the six months ended June 30, 2017 and assembly volumes increased 152% or 44.9 thousand units.

The increase in Complete Vehicle sales is primarily due to:

•                  the launch of the Jaguar E-Pace program which started production during the third quarter of 2017;

•                  the launch of the BMW 5-Series which started production during the first quarter of 2017; and

•                  a $318 million increase in reported U.S. dollar sales as a result of the strengthening of the euro against the U.S. dollar.

These factors were partially offset by the impact of lower volumes due to the launch of the new Mercedes-Benz G-Class.

Adjusted EBIT — Complete Vehicles

Adjusted EBIT for Complete Vehicles decreased $1 million to $20 million for the six months ended June 30, 2018 compared to $21 million for the six months ended June 30, 2017 primarily as a result of:

•                  higher launch and other costs relating to the Mercedes-Benz G-Class and Jaguar I-Pace; and

•                  reduced earnings from lower sales as a result of the launch of the new Mercedes-Benz G-Class.

These factors were partially offset by earnings on higher sales of the BMW 5-Series and a lower amount of employee profit sharing.

Adjusted EBIT as a percentage of sales for Complete Vehicles decreased 0.8 % to 0.7% for the six months ended June 30, 2018 compared to 1.5% for the for the six months ended June 30, 2017 primarily as a result of:

•                  higher launch and other costs relating to the Mercedes-Benz G-Class and Jaguar I-Pace; and

•                  reduced earnings from lower sales as a result of the launch of the new Mercedes-Benz G-Class.

These factors were partially offset by higher margins earned on higher sales of the BMW 5-Series and a lower amount of employee profit sharing.

CORPORATE AND OTHER

Adjusted EBIT in Corporate and Other decreased $12 million to $30 million for the six months ended June 30, 2018 compared to $42 million for the six months ended June 30, 2017, primarily due to a $22 million unfavourable impact of foreign exchange losses in the first six months of 2018 compared to foreign exchange gains in the first six months of 2017 related to the re-measurement of net deferred tax assets that are maintained in a currency other than their functional currency partially offset by lower costs to support our global compliance programs as a result of the substantial completion of our global review focused on antitrust risk.

22    Magna International Inc. Second Quarter Report 2018

NON-GAAP PERFORMANCE MEASURES - FOR THE SIX MONTHS ENDED JUNE 30, 2018

ADJUSTED EBIT AS A PERCENTAGE OF SALES

The table below shows the change in Magna’s Sales and Adjusted EBIT by segment and the impact each segment’s changes have on Magna’s Adjusted EBIT as a percentage of sales for the six months ended June 30, 2018 compared to the six months ended June 30, 2017:

			Adjusted EBIT
		Adjusted	as a percentage
	Sales	EBIT	of sales
Six months ended June 30, 2017	$18,040	$1,576	8.7%
Increase (Decrease) related to:
Body Exteriors & Structures	894	39	-	0.2%
Power & Vision	532	63	+	0.1%
Seating Systems	192	13	—
Complete Vehicles	1,544	(1)	-	0.6%
Corporate and Other	(130)	(12)	—
Six months ended June 30, 2018	$21,072	$1,678	8.0%

Adjusted EBIT as a percentage of sales decreased 0.7% to 8.0% for the six months ended June 30, 2018 compared to 8.7% for the six months ended June 30, 2017 primarily as a result of an increase in the proportion of sales generated in our Complete Vehicles segment relative to total sales, which have a lower margin than our consolidated average, and higher launch costs, primarily in our Body Exteriors & Structures segment. Other items decreasing Adjusted EBIT as a percentage of sales include:

•                  higher warranty costs; and

•                  foreign exchange losses in the first six months of 2018 compared to foreign exchange gains in the first six months of 2017 related to the re-measurement of net deferred tax assets that are maintained in a currency other than their functional currency.

These factors were partially offset by:

•                  foreign exchange gains in the six months ended June 30, 2018 compared to foreign exchange losses in the six months ended June 30, 2017;

•                  higher equity income; and

•                  a favourable settlement reached during the first quarter of 2018 relating to the acquisition of Getrag.

Magna International Inc. Second Quarter Report 2018    23

RETURN ON INVESTED CAPITAL

Return on Invested Capital was 16.6% for the six months ended June 30, 2018 unchanged from 16.6% for the six months ended June 30, 2017.

After-tax operating profits increased primarily as a result of higher sales, a favourable increase in Other (Income) Expense, net, higher equity income and lower income taxes partially offset by higher cost of goods sold, depreciation and amortization, and SG&A.

Average Invested Capital increased $1.97 billion to $16.09 billion for the six months ended June 30, 2018 compared to $14.12 billion for the six months ended June 30, 2017 primarily due to our investment in fixed assets to refurbish or replace assets consumed in the normal course of business and for manufacturing equipment for programs that will be launching subsequent to the six months ended June 30, 2018 and an increase in working capital.

RETURN ON EQUITY

Return on Equity increased 0.7% to 21.6% for the six months ended June 30, 2018 compared to 20.9% for the six months ended June 30, 2017. Excluding a 0.1% unfavourable impact of foreign exchange, Return on Equity was higher as net income attributable to Magna increased at a higher rate than the increase in Average Shareholders’ Equity.

24    Magna International Inc. Second Quarter Report 2018

NON-GAAP FINANCIAL MEASURES RECONCILIATION

ADJUSTED EBIT

Adjusted EBIT is discussed in the “Segment Analysis” section. The following table reconciles net income to Adjusted EBIT:

	For the three months		For the six months
	ended June 30,		ended June 30,
	2018	2017	2018	2017
Net Income	$636	$561	$1,305	$1,148
Add:
Interest Expense, net	23	11	44	30
Other (Income) Expense, net	(39)	3	(36)	9
Income Taxes	183	183	365	389
Adjusted EBIT	$803	$758	$1,678	$1,576

ADJUSTED EBIT AS A PERCENTAGE OF SALES

Adjusted EBIT as a percentage of sales is discussed in the “Non-GAAP Performance Measures” section and is calculated in the table below:

	For the three months		For the six months
	ended June 30,		ended June 30,
	2018	2017	2018	2017
Sales	$10,280	$9,140	$21,072	$18,040
Adjusted EBIT	$803	$758	$1,678	$1,576
Adjusted EBIT as a percentage of sales	7.8%	8.3%	8.0%	8.7%

ADJUSTED DILUTED EARNINGS PER SHARE

Adjusted diluted earnings per share has been discussed in the “Earnings per Share” section. The following table reconciles net income attributable to Magna International Inc. to Adjusted diluted earnings per share:

	For the three months		For the six months
	ended June 30,		ended June 30,
	2018	2017	2018	2017
Net income attributable to Magna International Inc.	$626	$548	$1,286	$1,125
Add:
Other (Income) Expense, net	(39)	3	(36)	9
Tax effect on Other (Income) Expense, net	3	—	3	—
Adjusted net income attributable to Magna International Inc.	590	551	1,253	1,134
Diluted weighted average number of Common Shares outstanding during the period (millions)	354.1	379.5	357.0	381.4
Adjusted diluted earnings per share	$1.67	$1.45	$3.51	$2.97

Magna International Inc. Second Quarter Report 2018    25

RETURN ON INVESTED CAPITAL

Return on Invested Capital is discussed in the “Non-GAAP Performance Measures” section.  Return on Invested Capital is calculated as After-tax operating profits divided by average Invested Capital for the period.

After-tax operating profits is calculated in the table below:

	For the three months		For the six months
	ended June 30,		ended June 30,
	2018	2017	2018	2017
Net Income	$636	$561	$1,305	$1,148
Add:
Interest Expense, net	23	11	44	30
Income taxes on Interest Expense, net at Magna’s effective income tax rate:	(5)	(2)	(10)	(7)
After-tax operating profits	$654	$570	$1,339	$1,171

Invested Capital is calculated in the table below:

	As at June 30,
	2018	2017
Total Assets	$26,368	$24,382
Excluding:
Cash and cash equivalents	(626)	(666)
Deferred tax assets	(255)	(283)
Less Current Liabilities	(10,291)	(9,446)
Excluding:
Short-term borrowings	1,123	868
Long-term debt due within one year	120	138
Invested Capital	$16,439	$14,993

Return on Invested Capital is calculated in the table below:

	For the three months		For the six months
	ended June 30,		ended June 30,
	2018	2017	2018	2017
After-tax operating profits	$654	$570	$1,339	$1,171
Average Invested Capital	$16,322	$14,489	$16,091	$14,120
Return on Invested Capital	16.0%	15.7%	16.6%	16.6%

RETURN ON EQUITY

Return on Equity is discussed in the “Non-GAAP Performance Measures” section and is calculated in the table below:

	For the three months		For the six months
	ended June 30,		ended June 30,
	2018	2017	2018	2017
Net income attributable to Magna International Inc.	$626	$548	$1,286	$1,125
Average Shareholders’ Equity	$11,970	$10,998	$11,884	$10,738
Return on Equity	20.9%	19.9%	21.6%	20.9%

26    Magna International Inc. Second Quarter Report 2018

ACQUISITION

On June 26, 2018, we signed a definitive agreement to acquire 100% of the equity interest in OLSA S.p.A., a global company which designs, engineers and manufactures tail lamps and other lighting products. The transaction has a value of approximately €230 million on a cash and debt free basis. The closing of the transaction is expected to occur before the end of 2018, and is subject to customary closing conditions including regulatory approval.

SUBSEQUENT EVENT

On July 30, 2018, we exercised our rights of first refusal to acquire two properties in the United States we currently lease from Granite Real Estate Investment Trust.  The properties represent approximately 1.6 million square feet with a total purchase price of approximately $200 million plus adjustments. The closing of the transaction is expected to occur during the third quarter of 2018 and is subject to customary closing conditions.

FUTURE CHANGES IN ACCOUNTING POLICIES

Refer to Note 1 - Significant Accounting Policies included in our unaudited interim consolidated financial statements for the three months ended June 30, 2018 included in this Quarterly Report for the impact of recently issued accounting pronouncements.

COMMITMENTS AND CONTINGENCIES

From time to time, we may be contingently liable for litigation, legal and/or regulatory actions and proceedings and other claims. Refer to note 22 of our audited consolidated financial statements for the year ended December 31, 2017, which describes these claims.

For a discussion of risk factors relating to legal and other claims/actions against us, refer to “Item 5. Risk Factors” in our Annual Information Form and Annual Report on Form 40-F, each in respect of the year ended December 31, 2017.

CONTROLS AND PROCEDURES

There have been no changes in our internal controls over financial reporting that occurred during the three months ended June 30, 2018 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Magna International Inc. Second Quarter Report 2018    27

FORWARD-LOOKING STATEMENTS

We disclose “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) to provide information about management’s current expectations and plans. Such forward-looking statements may not be appropriate for other purposes.

Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “aim”, “forecast”, “outlook”, “project”, “estimate”, “target” and similar expressions suggesting future outcomes or events to identify forward-looking statements. Forward-looking statements in this MD&A include, but are not limited to, statements related to: potential electric vehicle engineering and manufacturing opportunities through our new joint ventures with Beijing Electric Vehicle Co. Ltd.; the expected benefits related to our acquisition of OLSA S.p.A.; and the expected benefits of our multi-year collaboration with Lyft.

Our forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances.

While we believe we have a reasonable basis for making such forward-looking statements, they are not a guarantee of future performance or outcomes. Whether actual results and developments conform to our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation:

Risks Related to the Automotive Industry

•                  economic cyclicality;

•                  intense competition;

•                  potential restrictions on free trade, including new or higher tariffs on commodities and/or automobiles;

•                  escalation of international trade disputes;

Customer and Supplier Related Risks

•                  concentration of sales with six customers;

•                  shifts in market shares among vehicles or vehicle segments;

•                  shifts in “take rates” for products we sell;

•                  potential loss of a material purchase order;

Manufacturing / Operational Risks

•                  product launch risks;

•                  operational underperformance;

•                  restructuring costs;

•                  impairment charges;

•                  labour disruptions;

•                  supply disruptions;

IT Security Risk

•                  IT/Security breach;

Pricing Risks

•                  pricing risks between time of quote and start of production;

•                  price concessions;

•                  commodity costs;

•                  declines in scrap steel prices;

Warranty / Recall Risks

•                  costs to repair or replace defective products;

•                  warranty costs that exceed our warranty provision;

•                  costs related to a significant recall;

Acquisition Risks

•                  an increase in our risk profile as a result of completed acquisitions;

•                  acquisition integration risk;

Other Business Risks

•                  risks related to conducting business through joint ventures;

•                  our ability to consistently develop innovative products or processes;

•                  changing risk profile;

•                  risks of conducting business in foreign markets;

•                  fluctuations in relative currency values;

•                  tax risks;

•                  changes in credit ratings assigned to us;

•                  the unpredictability of, and fluctuation in, the trading price of our Common Shares;

Legal, Regulatory and Other Risks

•                  antitrust and compliance risk;

•                  legal claims and/or regulatory actions against us; and

•                  changes in laws.

In evaluating forward-looking statements or forward-looking information, we caution readers not to place undue reliance on any forward-looking statement, and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements, including the risks, assumptions and uncertainties above which are discussed in greater detail in this document under the section titled “Industry Trends and Risks” and set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings.

28    Magna International Inc. Second Quarter Report 2018

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF INCOME

[Unaudited]

[U.S. dollars in millions, except per share figures]

		Three months ended		Six months ended
		June 30,		June 30,
			2017		2017
			[As Adjusted		[As Adjusted
	Note	2018	– Note 2]	2018	– Note 2]
Sales		$10,280	$9,140	$21,072	$18,040
Costs and expenses
Cost of goods sold		8,795	7,745	18,088	15,202
Depreciation and amortization		320	282	635	558
Selling, general and administrative		434	409	830	825
Interest expense, net		23	11	44	30
Equity income		(72)	(54)	(159)	(121)
Other (income) expense, net	3	(39)	3	(36)	9
Income from operations before income taxes		819	744	1,670	1,537
Income taxes		183	183	365	389
Net income		636	561	1,305	1,148
Income attributable to non-controlling interests		(10)	(13)	(19)	(23)
Net income attributable to Magna International Inc.		$626	$548	$1,286	$1,125

Earnings per Common Share:	4
Basic		$1.78	$1.45	$3.63	$2.96
Diluted		$1.77	$1.44	$3.60	$2.95

Cash dividends paid per Common Share		$0.33	$0.275	$0.66	$0.55

Weighted average number of Common Shares outstanding during the period [in millions]:	4
Basic		351.4	377.9	354.6	379.7
Diluted		354.1	379.5	357.0	381.4

See accompanying notes

Magna International Inc. Second Quarter Report 2018          29

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

[Unaudited]

[U.S. dollars in millions]

		Three months ended		Six months ended
		June 30,		June 30,
			2017		2017
			[As Adjusted		[As Adjusted
	Note	2018	– Note 2]	2018	– Note 2]
Net income		$636	$561	$1,305	$1,148

Other comprehensive (loss) income, net of tax:	14
Net unrealized (loss) gain on translation of net investment in foreign operations		(417)	247	(283)	357
Net unrealized (loss) gain on cash flow hedges		(53)	40	(74)	72
Reclassification of net (gain) loss on cash flow hedges to net income		(1)	23	(2)	56
Reclassification of net loss on pensions to net income		—	1	2	2
Other comprehensive (loss) income		(471)	311	(357)	487
Comprehensive income		165	872	948	1,635
Comprehensive loss (income) attributable to non-controlling interests		14	(20)	(12)	(35)
Comprehensive income attributable to Magna International Inc.		$179	$852	$936	$1,600

See accompanying notes

30           Magna International Inc. Second Quarter Report 2018

MAGNA INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS

[Unaudited]

[U.S. dollars in millions]

			As at
			December 31,
		As at	2017
		June 30,	[As Adjusted
	Note	2018	– Note 2]
ASSETS
Current assets
Cash and cash equivalents	5	$626	$726
Accounts receivable	2	7,656	6,695
Inventories	6	3,600	3,542
Prepaid expenses and other		201	237
		12,083	11,200
Investments		2,320	2,079
Fixed assets, net		8,026	8,176
Intangible assets, net		597	650
Goodwill		2,063	2,099
Deferred tax assets		255	238
Other assets	8	1,024	1,026
		$26,368	$25,468
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	9	$1,123	$259
Accounts payable		6,300	6,283
Accrued salaries and wages		785	836
Other accrued liabilities	11	1,951	1,739
Income taxes payable	10	12	18
Long-term debt due within one year		120	108
		10,291	9,243
Long-term debt		3,115	3,195
Long-term employee benefit liabilities		659	670
Other long-term liabilities		314	326
Deferred tax liabilities		341	322
		14,720	13,756
Shareholders’ equity
Capital stock
Common Shares [issued: 345,923,095; December 31, 2017 — 358,063,217]	13	3,547	3,617
Contributed surplus		123	119
Retained earnings		8,418	8,074
Accumulated other comprehensive loss	14	(938)	(600)
		11,150	11,210
Non-controlling interests		498	502
		11,648	11,712
		$26,368	$25,468

See accompanying notes

Magna International Inc. Second Quarter Report 2018          31

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

[Unaudited]

[U.S. dollars in millions]

		Three months ended		Six months ended
		June 30,		June 30,
			2017		2017
			[As Adjusted		[As Adjusted
	Note	2018	– Note 2]	2018	– Note 2]
Cash provided from (used for):
OPERATING ACTIVITIES
Net income		$636	$561	$1,305	$1,148
Items not involving current cash flows	5	303	373	666	647
		939	934	1,971	1,795
Changes in operating assets and liabilities	1, 5	(472)	(376)	(927)	(780)
Cash provided from operating activities		467	558	1,044	1,015
INVESTMENT ACTIVITIES
Fixed asset additions		(379)	(421)	(622)	(744)
Investment in Lyft, Inc.		(200)	—	(200)	—
Increase in investments, other assets and intangible assets		(103)	(143)	(217)	(226)
Proceeds from disposition		48	14	77	156
Acquisition		4	—	4	—
Cash used for investing activities		(630)	(550)	(958)	(814)
FINANCING ACTIVITIES
Issues of debt		15	18	30	29
Increase in short-term borrowings		893	349	894	207
Repayments of debt		(22)	(54)	(35)	(68)
Issue of Common Shares on exercise of stock options		41	5	46	11
Shares repurchased for tax withholdings on vesting of equity awards		(2)	—	(2)	—
Repurchase of Common Shares	13	(729)	(383)	(832)	(483)
Contributions to subsidiaries by non-controlling interests		4	10	4	10
Dividends paid to non-controlling interests		(30)	(7)	(30)	(7)
Dividends paid		(115)	(101)	(233)	(206)
Cash provided by (used for) financing activities		55	(163)	(158)	(507)
Effect of exchange rate changes on cash, cash equivalents and restricted cash equivalents		(31)	3	(21)	14
Net decrease in cash, cash equivalents and Restricted cash equivalents during the period		(139)	(152)	(93)	(292)
Cash, cash equivalents and restricted cash equivalents, beginning of period		885	1,028	839	1,168
Cash, cash equivalents and restricted cash equivalents, end of period	5	$746	$876	$746	$876

See accompanying notes

32           Magna International Inc. Second Quarter Report 2018

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

[Unaudited]

[U.S. dollars in millions]

		Common Shares					Non-
			Stated	Contributed	Retained		controlling	Total
	Note	Number	Value	Surplus	Earnings	AOCL (i)	Interest	Equity
		[in millions]
Balance, December 31, 2017		358.1	$3,617	$119	$8,074	$(600)	$502	$11,712
Adoption of ASU No. 2016-16	1				3			3
Balance, December 31, 2017, as adjusted		358.1	$3,617	$119	$8,077	$(600)	$502	$11,715
Net income					1,286		19	1,305
Other comprehensive loss						(350)	(7)	(357)
Contributions by non-controlling interests							4	4
Shares issued on exercise of stock options		1.2	55	(9)				46
Release of stock and stock units			9	(9)				—
Shares repurchased for tax withholdings on vesting of equity rewards					(2)			(2)
Repurchase and cancellation under normal course issuer bid	13	(13.5)	(138)		(706)	12		(832)
Stock-based compensation expense				22				22
Acquisition							10	10
Dividends paid to non-controlling Interests							(30)	(30)
Dividends paid		0.1	4		(237)			(233)
Balance, June 30, 2018		345.9	$3,547	$123	$8,418	$(938)	$498	$11,648

		Common Shares					Non-
			Stated	Contributed	Retained		controlling	Total
	Note	Number	Value	Surplus	Earnings	AOCL (i)	Interest	Equity
[As Adjusted — Note 2]		[in millions]
Balance, December 31, 2016		382.3	$3,796	$105	$7,318	$(1,451)	$451	$10,219
Adoption of ASU No. 2014-09	2				(5)			(5)
Balance, December 31, 2016, as adjusted		382.3	$3,796	$105	$7,313	$(1,451)	$451	$10,214
Net income					1,125		23	1,148
Other comprehensive income						475	12	487
Contributions by non-controlling interest							10	10
Shares issued on exercise of stock options		0.6	16	(4)				12
Release of stock and stock units			4	(4)				—
Repurchase and cancellation under normal course issuer bid	13	(10.8)	(108)		(388)	12		(484)
Stock-based compensation expense				27				27
Dividends paid to non-controlling Interests							(7)	(7)
Dividends paid			3		(209)			(206)
Balance, June 30, 2017		372.1	$3,711	$124	$7,841	$(964)	$489	$11,201

(i)       AOCL is Accumulated Other Comprehensive Loss.

See accompanying notes

Magna International Inc. Second Quarter Report 2018          33

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

1.              SIGNIFICANT ACCOUNTING POLICIES

[a]         Basis of presentation

The unaudited interim consolidated financial statements of Magna International Inc. and its subsidiaries [collectively “Magna” or the “Company”] have been prepared in U.S. dollars following accounting principles generally accepted in the United States of America [“GAAP”]. The unaudited interim consolidated financial statements do not conform in all respects to the requirements of GAAP for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the December 31, 2017 audited consolidated financial statements and notes thereto included in the Company’s 2017 Annual Report.

The unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at June 30, 2018 and the results of operations, changes in equity and cash flows for the three and six months ended June 30, 2018 and 2017.

Certain amounts in prior periods have been reclassified to conform with current period presentation.

[b]         New Segment Structure

The Company announced a realignment of its management structure along product lines in December 2017. As a result, effective January 1, 2018, the Company’s results are reported through the following business segments: Body Exteriors & Structures, Power & Vision, Seating Systems and Complete Vehicles. Prior period amounts contained in these unaudited interim consolidated financial statements have been adjusted to conform to the new segment presentation.  Refer to Note 17 for additional information.

[c]          Recently adopted Accounting Standards

Revenue Recognition

In May 2014, the FASB issued ASU No. 2014-09 (Topic 606), “Revenue from Contracts with Customers”. This ASU supersedes most of the existing guidance on revenue recognition in ASC Topic 605, Revenue Recognition and requires entities to recognize revenue when control of promised goods or services is transferred to customers at an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. On January 1, 2018, the Company adopted ASC 606, Revenue from Contracts with Customers and all of the related amendments (“new revenue standard”) to all contracts using the full retrospective transition method [note 2].

Income Taxes

In October 2016, the FASB issued ASU No. 2016-16, “Accounting for Income Taxes: Intra-Entity Asset Transfers of Assets Other than Inventory”. This guidance requires that the tax effects of all intra-entity sales of assets other than inventory be recognized in the period in which the transaction occurs. The Company adopted ASU No. 2016-16 in the first quarter of 2018 on a modified retrospective basis, through a cumulative-effect adjustment to retained earnings. The adoption of this guidance did not have a significant impact on the Company’s consolidated financial statements.

34    Magna International Inc. Second Quarter Report 2018

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

1.              SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Financial Instruments

In January 2016, the FASB issued ASU No. 2016-01, “Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities (ASU 2016-01)”, which addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. ASU 2016-01 requires the Company to measure its investments in private equity securities at fair value, with all gains and losses, realized and unrealized, recognized in the consolidated statement of income. The Company adopted ASU 2016-01 in the first quarter of fiscal 2018 on a prospective basis for its investments in private equity securities.

As of June 30, 2018, the Company’s investment balance includes investments in private equity securities of $306 million [$50 million as of December 31, 2017]. The Company has elected to use the measurement alternative, defined as cost, less impairments, adjusted by observable price changes to measure its private equity investments. The Company’s private equity securities are classified within Level 3 in the fair value hierarchy because the Company estimates the value based on valuation methods using the observable transaction price at the transaction date and other observable inputs including rights and obligations of the securities held by the Company. Net gains recognized for the three and six month period ending June 30, 2018 were recorded in other income (expense), net.  Since the Company did not sell any of these private equity securities, no amounts were realized during the reporting period.

[d]         Future Accounting Standards

Derivatives and Hedging

In August 2017, the FASB issued ASU No. 2017-12, “Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities (ASU 2017-12)” which amends and simplifies existing guidance in order to allow companies to more accurately present the economic effects of risk management activities in the financial statements. The amendments of this ASU are effective for reporting periods beginning after December 15, 2018, with early adoption permitted. The adoption of ASU 2017-12 is not expected to have a significant impact on the Company’s consolidated financial statements.

Leases

In February 2016, the FASB issued ASU No. 2016-02, “Leases: Topic 842 (ASU 2016-02)”, to supersede nearly all existing lease guidance under GAAP. The guidance would require lessees to recognize most leases on their balance sheets as lease liabilities with corresponding right-of-use assets. ASU 2016-02 is effective for the Company in the first quarter of fiscal 2019 using a modified retrospective approach with the option to elect certain practical expedients. A project team has been formed to evaluate and implement the new standard. The project team is working to gather the data required to account for leases under the new standard, and validating the functionality of third-party lease accounting software. In addition, the Company is in the process of identifying and implementing the appropriate changes to business processes and controls to support recognition and disclosure under the new standard. The Company plans to adopt the standard as of the first quarter of 2019. The Company is currently evaluating the impact of ASU 2016-02 on its consolidated financial statements.

[e]          Seasonality

The Company’s businesses are generally not seasonal. However, the Company’s sales and profits are closely related to its automotive customers’ vehicle production schedules. The Company’s largest North American customers typically halt production for approximately two weeks in July and one week in December. Additionally, many of the Company’s customers in Europe typically shutdown vehicle production during portions of August and one week in December.

Magna International Inc. Second Quarter Report 2018    35

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

2.              REVENUE RECOGNITION

On January 1, 2018, the Company adopted ASC 606, Revenue from Contracts with Customers [“new revenue standard”] using the full retrospective transition method. The Company recognized a net reduction to opening retained earnings of $5 million as of January 1, 2017 due to the cumulative impact of adopting the new revenue standard.  The impact was primarily due to a change in the timing of recognition for customer reimbursements for tooling and pre-production engineering activities.

[a]         Accounting Policies

Revenue Recognition

The Company enters into contracts with its customers to provide production parts or assembled vehicles. Contracts do not commit the customer to a specified quantity of products; however, the Company is generally required to fulfill its customers’ purchasing requirements for the production life of the vehicle. Contracts do not typically become a performance obligation until the Company receives either a purchase order and/or a customer release for a specific number of parts or assembled vehicles at a specified price. While long-term supply agreements may range from five to seven years, contracts may be terminated by customers at any time. Historically, terminations have been minimal. Contracts may also provide for annual price reductions over the production life of the vehicle, and prices are adjusted on an ongoing basis to reflect changes in product content/cost and other commercial factors.

Revenue is recognized at a point in time when control of the parts produced or assembled vehicles are transferred to the customer according to the terms of the contract. The amount of revenue recognized reflects the consideration that the Company expects to be entitled to in exchange for those products based on purchase orders, annual price reductions and ongoing price adjustments [some of which is accounted for as variable consideration]. The Company uses the expected value method, taking into account historical data and the status of current negotiations, to estimate the amount to which it expects to be entitled. Significant changes to the Company’s estimates of variable consideration are not expected.

The Company also performs tooling and engineering activities for its customers that are not part of a long-term production arrangements. Tooling and engineering revenue are recognized at a point in time or over time depending, among other considerations, on whether the Company has an enforceable right to payment plus a reasonable profit, for performance completed to date. Over-time recognition utilizes costs incurred to date relative to total estimated costs at completion, to measure progress toward satisfying performance obligations.  Revenue is recognized as control is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods and services. Total tooling and other sales were $224.0 million [2017 - $136.6 million] and $401.6 million [2017- $311.6 million] for the three and six months ended June 30, 2018, respectively.

The Company’s customers pay for products received in accordance with payment terms that are customary in the industry, typically 30 to 90 days. The Company’s contracts with its customers do not have significant financing components.

Amounts billed to customers related to shipping and handling costs are included in Sales in the Consolidated Statements of Income. Shipping and handling costs are accounted for as fulfillment costs and are included in Cost of goods sold in the Consolidated Statements of Income.

Taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction that are collected by the Company from a customer are excluded from revenue.

For revenues disaggregated by product group, refer to Segmented Information [note 17].

36    Magna International Inc. Second Quarter Report 2018

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

2.              REVENUE RECOGNITION (CONTINUED)

Tooling and Pre-Production Engineering Costs Related to Long-Term Supply Agreements

The Company incurs pre-production engineering and tooling costs related to the products produced for its customers under long-term supply agreements. Customer reimbursements for tooling and pre-production engineering activities that are part of a long-term supply arrangement, are accounted for as a reduction of cost. Pre-production costs related to long-term supply arrangements with a contractual guarantee for reimbursement are included in the Company’s Other assets [note 8].

The Company expenses all pre-production engineering costs for which reimbursement is not contractually guaranteed by the customer.  All pre-production tooling costs related to customer-owned tools for which reimbursement is not contractually guaranteed by the customer or for which the Company does not have a non-cancelable right to use the tooling is also expensed.

Contract Assets and Liabilities

The Company’s contract assets include both billed and unbilled accounts receivable and are included in the Accounts Receivable balance.  Unbilled amounts typically result from sales of standalone tooling and engineering activities where revenue recognized exceeds the amount billed to the customer. Amounts may not exceed their net realizable value. As at June 30, 2018, the Company’s unbilled accounts receivable balance was $136 million [2017 - $81 million].  Accounts receivable related to production, tooling and engineering sales were $5.8 billion as of June 30, 2018 [2017 - $5.1 billion].  Contract assets do not include the costs of obtaining or fulfilling a contract with a customer, as these amounts are generally expensed as incurred.

Customer advances are recorded as deferred revenue [a contract liability]. There were no significant contract liabilities recorded or recognized in revenue for all periods presented.

Product Warranty

The Company has assurance warranties and records product warranty liabilities based on its individual customer agreements. The Company monitors warranty activity on an ongoing basis and adjusts reserve estimates when it is probable that future warranty costs will be different than those estimates.  For further detail on the Company’s warranty obligations see Contingencies [note 16].

Practical Expedients and Exemptions

The Company does not disclose the value of unsatisfied performance obligations for [i] contracts with an original expected length of one year or less and [ii] contracts for which it recognizes revenue at the amount to which it has the right to invoice for services performed.

Magna International Inc. Second Quarter Report 2018    37

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

2.              REVENUE RECOGNITION (CONTINUED)

[b]         Impact of Adopting ASC 606

The impact of adopting the new revenue standard affected certain balances in the Consolidated Statements of Income as follows:

	For the three months ended
	March 31,	June 30,	September 30,	December 31,
	2017	2017	2017	2017
Decrease in sales	$(472)	$(544)	$(635)	$(707)
Decrease in cost of goods sold	(464)	(532)	(652)	(715)
Increase in depreciation and amortization	2	2	4	3
Decrease in equity Income	3	4	—	1
(Decrease) increase in income from operations before income taxes	(13)	(18)	13	4
(Decrease) increase in income taxes	(3)	(5)	4	1
(Decrease) increase in net income	(10)	(13)	9	3
Decrease in income attributable to non-controlling interests	1	—	—	—
(Decrease) increase in net income attributable to Magna International Inc.	$(9)	$(13)	$9	$3
Earnings per Common Share:
Basic	$(0.03)	$(0.04)	$0.02	$0.01
Diluted	$(0.02)	$(0.04)	$0.02	$0.01

The decrease in Sales and Cost of goods sold for all periods was primarily a result of the change in the accounting for tooling and pre-production engineering activities as a cost recovery rather than as revenue, and also due to a change in the timing of recognition for customer reimbursements related to tooling and pre-production engineering activities.

The impact of adopting the new revenue standard affected certain balances in the Consolidated Balance Sheets as follows:

	For the three months ended
	March 31,	June 30,	September 30,	December 31,
	2017	2017	2017	2017
ASSETS
Decrease in accounts receivable	$(174)	$(162)	$(190)	$(183)
Increase in inventories	181	203	183	163
Decrease in investments	(3)	(7)	(8)	(9)
Increase in fixed assets, net	38	38	37	35
Increase in deferred tax assets	3	8	4	2
Increase in other assets	73	53	66	67

LIABILITIES AND SHAREHOLDERS’ EQUITY
Decrease in accounts payable	$(1)	$(1)	$(2)	$(3)
Increase in other accrued liabilities	126	140	93	77
Increase in other long-term liabilities	7	23	22	22
Decrease in deferred tax liabilities	—	—	(1)	(1)
Decrease in retained earnings	(14)	(27)	(18)	(15)
Decrease in accumulated other comprehensive income	—	(2)	(2)	(3)
Decrease in non-controlling interests	—	—	—	(2)

38    Magna International Inc. Second Quarter Report 2018

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

2.              REVENUE RECOGNITION (CONTINUED)

The impact of adopting the new revenue standard affected certain balances in the Consolidated Statements of Cash Flows as follows:

	For the three months ended
	March 31,	June 30,	September 30,	December 31,
	2017	2017	2017	2017
OPERATING ACTIVITIES
(Decrease) increase in net income	$(10)	$(13)	$9	$3
Increase (decrease) in items not involving current cash flows	1	(1)	5	4
	(9)	(14)	14	7
Decrease (increase) in changes in operating assets and liabilities	23	15	(13)	(6)
Increase in cash provided from operating activities	14	1	1	1
INVESTING ACTIVITIES
Increase in fixed asset additions	(14)	(1)	(1)	(1)
Increase in cash used for investing activities	(14)	(1)	(1)	(1)
Cash, cash equivalents and restricted cash equivalents beginning of period	1,168	1,028	876	895
Cash, cash equivalents and restricted cash equivalents, end of period	$1,028	$876	$895	$839

Magna International Inc. Second Quarter Report 2018    39

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

3.              OTHER (INCOME) EXPENSE, NET

		Six months ended
		June 30,
		2018	2017
Second Quarter
Unrealized gain on investment revaluation	[a]	$(56)	$—
Restructuring	[b]	17	3
		(39)	3
First Quarter
Restructuring	[b]	3	6
		$(36)	$9

For the six months ended June 30, 2018:

[a]         Unrealized gain on investment revaluation

During the second quarter of 2018, the Company recorded an unrealized gain of $56 million [$53 million after tax] on the revaluation of its private equity investments.

[b]         Restructuring

During the first and second quarters of 2018, the Company recorded net restructuring charges of $3 million and $12 million [$3 million and $12 million after tax], respectively, for its Power & Vision operations.

During the second quarter of 2018, the Company recorded net restructuring charges of $5 million [$5 million after tax], for its Body Exteriors & Structures operations.

For the six months ended June 30, 2017:

[b]         Restructuring

During the first and second quarters of 2017, the Company recorded net restructuring charges of $6 million and $3 million [$6 million and $3 million after tax], respectively, for its Power & Vision operations.

40    Magna International Inc. Second Quarter Report 2018

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

4.              EARNINGS PER SHARE

	Three months ended		Six months ended
	June 30,		June 30,
		2017		2017
		[As Adjusted		[As Adjusted
	2018	– Note 2]	2018	– Note 2]
Basic earnings per Common Share:
Net income attributable to Magna International Inc.	$626	$548	$1,286	$1,125
Weighted average number of Common Shares outstanding	351.4	377.9	354.6	379.7
Basic earnings per Common Share	$1.78	$1.45	$3.63	$2.96

Diluted earnings per Common Share [a]:
Net income attributable to Magna International Inc.	$626	$548	$1,286	$1,125
Weighted average number of Common Shares outstanding	351.4	377.9	354.6	379.7
Adjustments
Stock options and restricted stock	2.7	1.6	2.4	1.7
	354.1	379.5	357.0	381.4
Diluted earnings per Common Share	$1.77	$1.44	$3.60	$2.95

[a]         For the three and six months ended June 30, 2017, diluted earnings per Common Share excluded 1.5 million and 1.5 million Common Shares issuable under the Company’s Incentive Stock Option Plan because these options were not “in-the-money”.  The dilutive effect of participating securities using the two-class method was excluded from the calculation of earnings per share because the effect would be immaterial.

Magna International Inc. Second Quarter Report 2018    41

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

5.              DETAILS OF CASH FROM OPERATING ACTIVITIES

[a]         Cash, cash equivalents and restricted cash equivalents:

	June 30,	December 31,
	2018	2017
Bank term deposits and bankers’ acceptances	$275	$234
Cash	351	492
Cash and cash equivalents	626	726
Restricted cash equivalents included in prepaid expenses [note 9]	120	113
	$746	$839

[b]         Items not involving current cash flows:

	Three months ended		Six months ended
	June 30,		June 30,
		2017		2017
		[As Adjusted		[As Adjusted
	2018	– Note 2]	2018	– Note 2]
Depreciation and amortization	$320	$282	$635	$558
Amortization of other assets included in cost of goods sold	38	27	74	52
Other, net	(7)	15	3	38
Deferred income taxes	43	(23)	31	(46)
Equity income in excess of dividends received	(35)	72	(21)	45
Non-cash portion of Other (income) expense, net [note 3]	(56)	—	(56)	—
	$303	$373	$666	$647

[c]          Changes in operating assets and liabilities:

	Three months ended		Six months ended
	June 30,		June 30,
		2017		2017
		[As Adjusted		[As Adjusted
	2018	– Note 2]	2018	– Note 2]
Accounts receivable	$171	$94	$(1,157)	$(641)
Inventories	(152)	(113)	(151)	(404)
Prepaid expenses and other	2	(6)	(13)	13
Accounts payable	(222)	(127)	182	106
Accrued salaries and wages	(138)	(155)	(25)	(62)
Other accrued liabilities	(51)	—	256	228
Income taxes payable	(82)	(69)	(19)	(20)
	$(472)	$(376)	$(927)	$(780)

42    Magna International Inc. Second Quarter Report 2018

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

6.              INVENTORIES

Inventories consist of:

		December 31,
		2017
	June 30,	[As Adjusted
	2018	– Note 2]
Raw materials and supplies	$1,250	$1,254
Work-in-process	355	331
Finished goods	434	433
Tooling and engineering	1,561	1,524
	$3,600	$3,542

Tooling and engineering inventory represents costs incurred on tooling and engineering services contracts in excess of billed and unbilled amounts included in accounts receivable.

7.              VARIABLE INTEREST ENTITIES

The Company has two investees that are variable interest entities [“VIEs”]. The Company has determined that it is the primary beneficiary and has the power to direct the activities that are considered most significant to these entities. As a result, the assets, liabilities, and results of operations of these variable interest entities are included in the Company’s Consolidated Financial Statements. The Company’s maximum exposure to any potential losses associated with these affiliated companies is limited to its investment, which was $174 million at June 30, 2018, and $137 million at December 31, 2017.

The carrying amounts and classification of assets and liabilities included in the Company’s consolidated balance sheet related to the consolidated VIEs are as follows:

		December 31,
		2017
	June 30,	[As Adjusted
	2018	– Note 2]
Current assets	$265	$270
Noncurrent assets	127	134
Total assets	$392	$404

Current liabilities	$213	$263
Noncurrent liabilities	5	4
Total liabilities	$218	$267

Assets recognized as a result of consolidating these VIEs do not represent additional assets that could be used to satisfy claims against the Company’s general assets. Conversely, liabilities recognized as a result of consolidating these VIEs do not represent additional claims on the Company’s general assets; rather, they represent claims against the specific assets of the consolidated VIEs.

Magna International Inc. Second Quarter Report 2018    43

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

8.              OTHER ASSETS

Other assets consist of:

		December 31,
		2017
	June 30,	[As Adjusted
	2018	– Note 2]
Preproduction costs related to long-term supply agreements with contractual guarantee for reimbursement	$766	$732
Long-term receivables	207	204
Pension overfunded status	23	23
Unrealized gain on cash flow hedges	6	46
Other, net	22	21
	$1,024	$1,026

9.              SHORT-TERM BORROWINGS

The Company’s short-term borrowings consist of the following:

	June 30,	December 31,
	2018	2017
Bank indebtedness [i]	$73	$9
Commercial paper [ii]	1,050	250
	$1,123	$259

[i]             The Company has an agreement for a credit facility that is drawn in euros.  The Company is required to secure any amounts drawn on the facility with a USD cash deposit of 105% of the outstanding euro balance.  As at June 30, 2018, the gross amount outstanding under the credit facility was $115 million [€98 million].  The credit agreement includes a netting arrangement with the bank that provides for the legal right of setoff.  Accordingly, as at June 30, 2018, this liability balance was offset against the related restricted cash equivalent deposit of $120 million.  The remaining net deposit of $5 million was included in the prepaid expenses and other balance, and is restricted under the terms of the loan. As at December 31, 2017 the gross amount outstanding under the credit facility was $108 million [€90 million], and net deposit included in the prepaid expenses and other balance was $5 million.

[ii]          The Company has a U.S. commercial paper program [the “U.S. Program”] and a euro-commercial paper program [the “euro-Program”]. Under the U.S. Program, the Company may issue U.S. commercial paper notes [the “U.S. notes”] up to a maximum aggregate amount of U.S. $1 billion. The U.S. Program is supported by the Company’s existing global credit facility.  As of June 30, 2018, $840 million [2017 — $70 million] of U.S notes were outstanding, with a weighted-average interest rate of 2.41% [2017 — 1.84%], and maturities less than three months.

Under the euro-Program, the Company may issue euro-commercial paper notes [the “euro notes”] up to a maximum aggregate amount of €500 million or its equivalent in alternative currencies. The euro notes issued are guaranteed by the Company’s existing global credit facility. As of June 30, 2018, $210 million or €180 million [2017 — $180 million or €150 million] of euro notes were outstanding, with a negative weighted-average interest rate of 0.25% [2017 — negative 0.22%], and maturities less than three months.

10.       INCOME TAXES

On December 22, 2017, the United States enacted the Tax Cuts and Jobs Act [the “US Tax Reform”], which reduces the U.S. federal corporate tax rate from 35% to 21% beginning in 2018, requires companies to pay a one-time transition tax on all offshore earnings that were previously tax deferred and creates new taxes on certain foreign sourced earnings, in addition to other changes. For the year ended December 31, 2017, in accordance with guidance provided by SEC Staff Accounting Bulletin No. 118 [“SAB 118”], the Company made a reasonable estimate of its effects and recognized a provisional $23 million net reduction in income tax expense.  The Company anticipates that additional analysis and regulatory guidance could impact the provisional amount recorded in respect of 2017, as well as the Company’s estimated annual effective tax rate for the current period.  The Company has not made any adjustments during the six months ended June 30, 2018, and expects to finalize its provisional amounts by the fourth quarter of 2018.

44    Magna International Inc. Second Quarter Report 2018

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

11.       WARRANTY

The following is a continuity of the Company’s warranty accruals:

	2018	2017
Balance, beginning of period	$255	$270
Expense, net	32	11
Settlements	(17)	(16)
Foreign exchange and other	2	2
Balance, March 31	272	267
Expense, net	21	14
Settlements	(26)	(18)
Foreign exchange and other	(7)	7
Balance, June 30	$260	$270

12.       LONG-TERM EMPLOYEE BENEFIT LIABILITIES

The Company recorded long-term employee benefit expenses as follows:

	Three months ended		Six months ended
	June 30,		June 30,
	2018	2017	2018	2017
Defined benefit pension plan and other	$2	$2	$4	$5
Termination and long service arrangements	7	7	14	14
Retirement medical benefit plan	1	1	1	1
	$10	$10	$19	$20

13.       CAPITAL STOCK

[a]         During the second and first quarters of 2018, the Company repurchased 11,667,784 and 1,867,203 shares under a normal course issuer bid for cash consideration of $729 million and $103 million, respectively.

[b]         The following table presents the maximum number of shares that would be outstanding if all the dilutive instruments outstanding at August 7, 2018 were exercised or converted:

Common Shares	341,966,176
Stock options (i)	8,160,722
350,126,898

(i)      Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to the Company’s stock option plans.

Magna International Inc. Second Quarter Report 2018    45

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

14.       ACCUMULATED OTHER COMPREHENSIVE LOSS

The following is a continuity schedule of accumulated other comprehensive loss:

	2018	2017
Accumulated net unrealized loss on translation of net investment in foreign Operations (i)
Balance, beginning of period	$(456)	$(1,131)
Net unrealized gain	117	105
Repurchase of shares under normal course issuer bid	2	2
Balance, March 31	(337)	(1,024)
Net unrealized (loss) gain	(393)	240
Repurchase of shares under normal course issuer bid	10	10
Balance, June 30	(720)	(774)

Accumulated net unrealized loss on cash flow hedges (ii)
Balance, beginning of period	39	(135)
Net unrealized (loss) gain	(21)	32
Reclassification of net (gain) loss to net income	(1)	33
Balance, March 31	17	(70)
Net unrealized (loss) gain	(53)	40
Reclassification of net (gain) loss to net income	(1)	23
Balance, June 30	(37)	(7)

Accumulated net unrealized loss on pensions (iii)
Balance, beginning of period	(183)	(185)
Reclassification of net loss to net income	2	1
Balance, March 31	(181)	(184)
Reclassification of net loss to net income	—	1
Balance, June 30	(181)	(183)
Total accumulated other comprehensive loss	$(938)	$(964)

46    Magna International Inc. Second Quarter Report 2018

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

14.       ACCUMULATED OTHER COMPREHENSIVE LOSS (CONTINUED)

(i)            The amount of income tax benefit that has been netted in the accumulated net unrealized loss on translation of net investment in foreign operations is as follows:

	2018	2017
Balance, beginning of period	$7	$—
Net unrealized loss	—	—
Balance, March 31	7	—
Net unrealized loss	—	—
Balance, June 30	$7	$—

(ii)        The amount of income tax benefit that has been netted in the accumulated net unrealized gain on cash flow hedges is as follows:

	2018	2017
Balance, beginning of period	$(12)	$53
Net unrealized loss (gain)	5	(12)
Reclassifications of net loss to net income	—	(14)
Balance, March 31	(7)	27
Net unrealized loss (gain)	19	(15)
Reclassifications of net gain (loss) to net income	1	(9)
Balance, June 30	$13	$3

(iii)    The amount of income tax benefit that has been netted in the accumulated net unrealized loss on pensions is as follows:

	2018	2017
Balance, beginning of period	$17	$30
Net unrealized loss	—	—
Balance, March 31	17	30
Net unrealized loss	—	—
Balance, June 30	$17	$30

The amount of other comprehensive loss that is expected to be reclassified to net income over the next 12 months is $25 million.

Magna International Inc. Second Quarter Report 2018    47

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

15.       FINANCIAL INSTRUMENTS

[a]         The Company’s financial assets and financial liabilities consist of the following:

		December 31,
		2017
	June 30,	[As Adjusted
	2018	– Note 2]
Financial assets
Cash and cash equivalents	$626	$726
Restricted cash equivalents	120	113
Accounts receivable	7,656	6,695
Severance investments	4	4
Long-term receivables included in other assets	207	204
	$8,613	$7,742
Financial liabilities
Bank indebtedness	$73	$9
Commercial paper	1,050	250
Long-term debt (including portion due within one year)	3,235	3,303
Accounts payable	6,300	6,283
	$10,658	$9,845
Derivatives designated as effective hedges, measured at fair value
Foreign currency contracts
Prepaid expenses	$20	$55
Other assets	5	46
Other accrued liabilities	(40)	(32)
Other long-term liabilities	(22)	(17)
	$(37)	$52

48    Magna International Inc. Second Quarter Report 2018

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

15.       FINANCIAL INSTRUMENTS (CONTINUED)

[b]         Derivatives designated as effective hedges, measured at fair value

The Company presents derivatives that are designated as effective hedges at gross fair values in the consolidated balance sheets. However, master netting and other similar arrangements allow net settlements under certain conditions. The following table shows the Company’s derivative foreign currency contracts at gross fair value as reflected in the consolidated balance sheets and the unrecognized impacts of master netting arrangements:

	Gross	Gross
	amounts	amounts
	presented	not offset
	in consolidated	in consolidated
	balance sheets	balance sheets	Net amounts
June 30, 2018
Assets	$25	$25	$—
Liabilities	$(62)	$(25)	$(37)
December 31, 2017
Assets	$101	$47	$54
Liabilities	$(49)	$(47)	$(2)

[c]          Fair value

The Company determined the estimated fair values of its financial instruments based on valuation methodologies it believes are appropriate; however, considerable judgment is required to develop these estimates. Accordingly, these estimated fair values are not necessarily indicative of the amounts the Company could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below:

Cash and cash equivalents, restricted cash equivalents, accounts receivable, short-term borrowings and accounts payable.

Due to the short period to maturity of the instruments, the carrying values as presented in the consolidated balance sheets are reasonable estimates of fair values.

Commercial Paper

Due to the short period to maturity of the commercial paper, the carrying value as presented in the consolidated balance sheet is a reasonable estimate of its fair value.

Term debt

The Company’s term debt includes $120 million due within one year. Due to the short period to maturity of this debt, the carrying value as presented in the consolidated balance sheets is a reasonable estimate of its fair value.

Senior Notes

The fair value of our senior notes are classified as Level 1 when we use quoted prices in active markets and Level 2 when the quoted prices are from less active markets or when other observable inputs are used to determine fair value.  At June 30, 2018, the net book value of the Company’s Senior Notes was $3.07 billion and the estimated fair value was $3.12 billion.

Magna International Inc. Second Quarter Report 2018    49

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

15.       FINANCIAL INSTRUMENTS (CONTINUED)

[d]         Credit risk

The Company’s financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, restricted cash equivalents, accounts receivable, and foreign exchange forward contracts with positive fair values.

Cash and cash equivalents and restricted cash equivalents which consists of short-term investments, are only invested in bank term deposits and bank commercial paper with an investment grade credit rating. Credit risk is further reduced by limiting the amount which is invested in certain major financial institutions.

The Company is also exposed to credit risk from the potential default by any of its counterparties on its foreign exchange forward contracts. The Company mitigates this credit risk by dealing with counterparties who are major financial institutions that the Company anticipates will satisfy their obligations under the contracts.

In the normal course of business, the Company is exposed to credit risk from its customers, substantially all of which are in the automotive industry and are subject to credit risks associated with the automotive industry. For the three and six month periods ended June 30, 2018, sales to the Company’s six largest customers represented 76% of the Company’s total sales, and substantially all of the Company’s sales are to customers in which it has ongoing contractual relationships.

[e]          Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities. In particular, the amount of interest income earned on the Company’s cash and cash equivalents is impacted more by the investment decisions made and the demands to have available cash on hand, than by movements in the interest rates over a given period.

In addition, the Company is not exposed to interest rate risk on its term debt and Senior Notes as the interest rates on these instruments are fixed.

[f]           Currency risk and foreign exchange contracts

The Company is exposed to fluctuations in foreign exchange rates when manufacturing facilities have committed to the delivery of products for which the selling price has been quoted in currencies other than the facilities’ functional currency, and when materials and equipment are purchased in currencies other than the facilities’ functional currency. In an effort to manage this net foreign exchange exposure, the Company employs hedging programs, primarily through the use of foreign exchange forward contracts.

At June 30, 2018, the Company had outstanding foreign exchange forward contracts representing commitments to buy and sell various foreign currencies. Significant commitments are as follows:

	Buys	Sells

For Canadian dollars
U.S. amount	222	(1,812)
euro amount	29	(14)
Korean won amount	27,700	—

For U.S. dollars
Peso amount	6,303	—
Korean won amount	9,581	(445)

For euros
U.S. amount	130	(199)
GBP amount	24	(50)
Czech Koruna amount	7,497	(14)
Polish Zlotys amount	381	—

Forward contracts mature at various dates through 2022. Foreign currency exposures are reviewed quarterly.

50    Magna International Inc. Second Quarter Report 2018

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

16.       CONTINGENCIES

From time to time, the Company may become involved in regulatory proceedings, or become liable for legal, contractual and other claims by various parties, including customers, suppliers, former employees, class action plaintiffs and others. On an ongoing basis, the Company attempts to assess the likelihood of any adverse judgments or outcomes to these proceedings or claims, together with potential ranges of probable costs and losses. A determination of the provision required, if any, for these contingencies is made after analysis of each individual issue. The required provision may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

[a]         In September 2014, the Conselho Administrativo de Defesa Economica, Brazil’s Federal competition authority, attended at one of the Company’s operating divisions in Brazil to obtain information in connection with an ongoing antitrust investigation relating to suppliers of automotive door latches and related products.  Proceedings of this nature can often continue for several years. At this time, management is unable to predict the duration or outcome of the Brazilian investigation.

The Company’s policy is to comply with all applicable laws, including antitrust and competition laws. The Company has completed its previously announced global review focused on antitrust risk and does not currently anticipate any material liabilities in connection with the review.

In the event of an antitrust violation, Magna could be subject to fines, penalties, restitution settlements and civil, administrative or criminal legal proceedings and other consequences, including reputational damage.

[b]         In certain circumstances, the Company is at risk for warranty costs including product liability and recall costs. Due to the nature of the costs, the Company makes its best estimate of the expected future costs [note 11]; however, the ultimate amount of such costs could be materially different. The Company continues to experience increased customer pressure to assume greater warranty responsibility. Currently, under most customer agreements, the Company only accounts for existing or probable claims. Under certain complete vehicle engineering and assembly contracts, and with respect to our powertrain systems programs, the Company records an estimate of future warranty-related costs based on the terms of the specific customer agreements, and the specific customer’s [or the Company’s] warranty experience.

Magna International Inc. Second Quarter Report 2018    51

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

17.       SEGMENTED INFORMATION

Magna is a global automotive supplier which has complete vehicle engineering and contract manufacturing expertise, as well as product capabilities which include body, chassis, exterior, seating, powertrain, active driver assistance, electronics, vision, closure and roof systems. Magna also has electronic and software capabilities across many of these areas.

Previously, the Company organized its businesses into four reportable operating segments: North America, Europe, Asia and Rest of World. In December 2017, the Company announced a realignment of its management structure along product lines.   As a result, beginning with the first quarter of 2018, the Company changed its segments to align with the way its business is now managed.

The Company is now organized under four operating segments which have been determined on the basis of technological opportunities, product similarities, and market and operating factors.  These operating segments are also the Company’s reportable segments:

•                  Body Exteriors & Structures includes our body and chassis business, exteriors, roof systems, sealing systems and fuel systems operations;

•                  Power & Vision includes our powertrain, electronics, mirrors, lighting and mechatronics operations;

•                  Seating Systems is comprised of our complete seat assembly facilities and our foam, trim, structures and mechanisms operations; and

•                  Complete Vehicles is comprised of our contract manufacturing operations as well as our complete vehicle engineering centers.

The results of each segment are regularly reviewed by the Company’s chief operating decision maker to assess the performance of the segment and make decisions regarding the allocation of resources. The Company’s chief operating decision maker uses Adjusted Earnings before Interest and Income Taxes [“Adjusted EBIT”] as the measure of segment profit or loss, since management believes Adjusted EBIT is the most appropriate measure of operational profitability or loss for its reporting segments. Adjusted EBIT is calculated by taking net income from operations and adding back income taxes, interest expense, net, and other (income) expense, net.

The accounting policies of each segment are the same as those found in the Company’s 2017 Annual Report, in the Notes to the consolidated financial statements set out under “Significant Accounting Policies”.  The most recent updates to these policies can be found in “Recently adopted Accounting Standards” under Note 1 — Significant Accounting Policies. All intersegment sales and transfers are accounted for at fair market value.

52    Magna International Inc. Second Quarter Report 2018

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

17.       SEGMENTED INFORMATION (CONTINUED)

[a]    The following tables show segment information for the Company’s reporting segments and a reconciliation of Adjusted EBIT to the Company’s consolidated income before income taxes:

	Three months ended June 30, 2018
				Depreciation		Fixed
	Total	External	Adjusted	and	Equity	asset
	sales	sales	EBIT [ii]	amortization	income	additions
Body Exteriors & Structures	$4,551	$4,448	$385	$171	$(3)	$153
Power & Vision	3,197	3,142	299	111	(64)	144
Seating Systems	1,424	1,424	116	13	(5)	19
Complete Vehicles	1,280	1,265	1	18	—	58
Corporate & Other [i]	(172)	1	2	7	—	5
Total Reportable Segments	$10,280	$10,280	$803	$320	$(72)	$379

	Three months ended June 30, 2017 [As Adjusted – Note 2]
				Depreciation		Fixed
	Total	External	Adjusted	and	Equity	asset
	sales	sales	EBIT [ii]	amortization	income	additions
Body Exteriors & Structures	$4,109	$4,090	$337	$154	$(3)	$207
Power & Vision	2,892	2,818	266	97	(50)	129
Seating Systems	1,367	1,367	117	14	1	13
Complete Vehicles	869	863	15	11	—	46
Corporate & Other [i]	(97)	2	23	6	(2)	26
Total Reportable Segments	$9,140	$9,140	$758	$282	$(54)	$421

	Six months ended June 30, 2018
				Depreciation		Fixed
	Total	External	Adjusted	and	Equity	asset
	sales	sales	EBIT [ii]	amortization	income	additions
Body Exteriors & Structures	$9,170	$9,003	$725	$341	$(6)	$280
Power & Vision	6,387	6,262	657	222	(145)	226
Seating Systems	2,894	2,894	246	28	(8)	28
Complete Vehicles	2,940	2,911	20	31	—	81
Corporate & Other [i]	(319)	2	30	13	—	7
Total Reportable Segments	$21,072	$21,072	$1,678	$635	$(159)	$622

	Six months ended June 30, 2017 [As Adjusted – Note 2]
				Depreciation		Fixed
	Total	External	Adjusted	and	Equity	asset
	sales	sales	EBIT [ii]	amortization	income	additions
Body Exteriors & Structures	$8,276	$8,238	$686	$305	$(5)	$340
Power & Vision	5,855	5,713	594	189	(115)	251
Seating Systems	2,702	2,702	233	31	1	25
Complete Vehicles	1,396	1,385	21	21	—	93
Corporate & Other [i]	(189)	2	42	12	(2)	35
Total Reportable Segments	$18,040	$18,040	$1,576	$558	$(121)	$744

[i]             Included in Corporate and Other Adjusted EBIT are intercompany fees charged to the automotive segments.

[ii]          The following table reconciles Net income to Adjusted EBIT:

Magna International Inc. Second Quarter Report 2018    53

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

17.       SEGMENTED INFORMATION (CONTINUED)

	Three months ended		Six months ended
	June 30,		June 30,
		2017		2017
		[As Adjusted		[As Adjusted
	2018	– Note 2]	2018	– Note 2]
Net income	$636	$561	$1,305	$1,148
Add:
Interest expense, net	23	11	44	30
Other (income) expense, net	(39)	3	(36)	9
Income taxes	183	183	365	389
Adjusted EBIT	$803	$758	$1,678	$1,576

[b] The following table shows Goodwill for the Company’s reporting segments:

		December 31,
		2017
	June 30,	[As Adjusted
	2018	– Note 2]
Body Exteriors & Structures	$468	$463
Power & Vision	1,329	1,365
Seating Systems	151	153
Complete Vehicles	115	118
Total Reportable Segments	$2,063	$2,099

[c]    The following table shows Net Assets for the Company’s reporting segments:

		December 31,
		2017
	June 30,	[As Adjusted
	2018	– Note 2]
Body Exteriors & Structures	$7,497	$7,243
Power & Vision	6,678	6,475
Seating Systems	812	804
Complete Vehicles	533	394
Corporate & Other	857	658
Total Reportable Segments	$16,377	$15,574

The following table reconciles Total Assets to Net Assets:

		December 31,
		2017
	June 30,	[As Adjusted
	2018	– Note 2]
Total Assets	$26,368	$25,468
Deduct assets not included in segment net assets:
Cash and cash equivalents	(626)	(726)
Deferred tax assets	(255)	(238)
Long-term receivables from joint venture partners	(74)	(72)
Deduct liabilities included in segment net assets:
Accounts payable	(6,300)	(6,283)
Accrued salaries and wages	(785)	(836)
Other accrued liabilities	(1,951)	(1,739)
Segment Net Assets	$16,377	$15,574

54    Magna International Inc. Second Quarter Report 2018

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

18.       ACQUISITION

Acquisition of OLSA S.p.A.

On June 26, 2018, the Company signed a definitive agreement to acquire 100% of the equity interest in OLSA S.p.A., a global company which designs, engineers and manufactures tail lamps and other lighting products. The transaction has a value of approximately €230 million on a cash and debt free basis. The closing of the transaction is expected to occur before the end of 2018, and is subject to customary closing conditions including regulatory approval.

19.       SUBSEQUENT EVENT

On July 27, 2018, the Company exercised its rights of first refusal to acquire two properties in the United States that it currently leases from Granite Real Estate Investment Trust. The properties represent approximately 1.6 million square feet with a total purchase price of approximately $200 million plus adjustments. The closing of the transaction is expected to occur during the third quarter of 2018, and is subject to customary closing conditions.

Magna International Inc. Second Quarter Report 2018    55

CORPORATE OFFICE

Magna International Inc.

337 Magna Drive

Aurora, Ontario

Canada L4G 7K1

Telephone:  (905) 726-2462

www.magna.com

TRANSFER AGENT AND REGISTRAR

Canada — Common Shares

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario, Canada M5J 2Y1

Telephone:  1 (800) 564-6253

United States — Common Shares

Computershare Trust Company N.A.

250 Royall Street

Canton, MA, USA 02021

Telephone:  (781) 575-2000

US Toll Free: 1 (800) 962-4284

Int’l Toll Free: 1 (514) 982-7555

www.computershare.com

EXCHANGE LISTINGS

Common Shares

Toronto Stock Exchange                                                         MG

The New York Stock Exchange                       MGA

Shareholders wishing to communicate with the non-management members of the Magna Board of Directors may do so by contacting the Chairman of Board through the office of Magna’s Corporate Secretary at 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1 (905) 726-7070.

Annual Report

Copies of the Annual Report may be obtained from: The Corporate Secretary, Magna International Inc., 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1 or www.magna.com.  Copies of financial data and other publicly filed documents are available through the internet on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com, and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov.